As filed with the Securities and Exchange Commission on July 3, 2025.

Registration Statement No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BioVie Inc.

(Exact name of registrant as specified in its charter)

Nevada	2834	46-2510769
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

680 W Nye Lane Suite 201

Carson City, NV 89703

(775) 888-3162

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Cuong Do

Chief Executive Officer

c/o BioVie Inc.

680 W Nye Lane Suite 201

Carson City, NV 89703

(775) 888-3162

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

Copies to:

Stephen E. Older, Esq. Carly E. Ginley, Esq. McGuireWoods LLP 1251 Avenue of the Americas 20th Floor New York, New York, 10020 (212) 548-2100	Jeffrey J. Fessler, Esq. Stephen A. Cohen, Esq. Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza New York, NY 10112-0015 (212) 653-8700

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED JULY 3, 2025

1,456,310 Units, Each Consisting of One Share of Class A Common Stock and One Warrant to Purchase One Share of Class A Common Stock

1,456,310 Pre-Funded Units, Each Consisting of One Pre-Funded Warrant to Purchase One Share of Class A Common Stock and One Warrant to Purchase One Share of Class A Common Stock

1,456,310 Shares of Class A Common Stock Underlying the Warrants

1,456,310 Shares of Class A Common Stock Underlying the Pre-Funded Warrants

BioVie Inc.

We are offering 1,456,310 units (“Units”) in a firm commitment underwritten offering, with each Unit consisting of (i) one share of Class A Common Stock, par value $0.0001 per share (the “Common Stock”), and (ii) one warrant to purchase one share of Common Stock (“Warrant”) at an assumed public offering price of $10.30 per Unit, the last reported sale price of our Common Stock as reported on The Nasdaq Capital Market (“Nasdaq”) on June 26, 2025. The actual public offering price per Unit will be determined between us and the underwriters at the time of pricing and may be at a discount to this assumed offering price. Therefore, the assumed public offering price used throughout this prospectus may not be indicative of the actual public offering price.

We are also offering 1,456,310 pre-funded units (the “Pre-funded Units”), with each Pre-funded Unit consisting of (i) one pre-funded warrant (“Pre-funded Warrant”) to purchase one share of our Common Stock and (ii) one Warrant to purchase one share of Common Stock, to those purchasers whose purchase of Units in this offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding shares of Common Stock immediately following the consummation of this offering. The purchase price of each Pre-funded Unit is equal to the price per Unit being sold to the public in this offering, minus $0.0001.

Each Warrant will entitle the holder to purchase one share of Common Stock at an exercise price of $12.875 (representing 125% of the assumed public offering price of $10.30 per Unit, the last reported sale price of our Common Stock as reported on Nasdaq on June 26, 2025) and expire five (5) years from date of issuance. Each Pre-funded Warrant will be immediately exercisable and may be exercised at any time until all of the Pre-funded Warrants are exercised in full. For each Pre-funded Unit we sell, the number of Units that we are offering will be decreased on a one-for-one basis.

The Common Stock and Pre-funded Warrants, as the case may be, and the accompanying Warrants, can only be purchased together in this offering but will be issued separately and will be immediately separable upon issuance. Pursuant to the registration statement of which this prospectus forms a part, we are also registering the shares of Common Stock issuable upon exercise of the Warrants and Pre-funded Warrants included in the Units and Pre-funded Units offered hereby.

Our shares of Common Stock are listed on Nasdaq under the symbol “BIVI.” On July 1, 2025, the last reported sales price of our Common Stock on Nasdaq was $0.931 per share. There is no established trading market for the Pre-funded Warrants or Warrants. We intend to apply to list the Warrants on Nasdaq under the symbol “BIVIW”. We cannot guarantee that the Warrants will be approved for listing on Nasdaq. We do not intend to list the Pre-funded Warrants on any securities exchange or nationally recognized trading system and do not expect a trading market to develop for the Pre-funded Warrants.

At a special meeting of the Company’s stockholders held on June 23, 2025, the Company’s stockholders approved a proposal to grant the Board of Directors of the Company (the “Board”) authority, in its sole discretion, prior to the one-year anniversary of such special meeting, to effect a reverse stock split of the outstanding shares of Common Stock, at a ratio between 1-for-5 and 1-for-10. On June 26, 2025, pursuant to the authority granted by the Company’s stockholders, the Board approved a reverse stock split of our Common Stock at a ratio of 1-for-10 (the “Reverse Stock Split”). The Reverse Stock Split will become effective at 12:01 a.m. Eastern Time on July 7, 2025, prior to the effectiveness of the registration statement of which this prospectus forms a part. Other than our historical financial statements and notes thereto incorporated by reference herein, and except where otherwise noted, all references to our Common Stock presented in this prospectus have been adjusted to give retroactive effect to the Reverse Stock Split.

Investing in our Common Stock involves a high degree of risk. See “Risk Factors” beginning on page 9.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Per Pre-funded Unit	Total
Public offering price	$	$	$
Underwriting discounts and commissions (7.0%)(1)	$	$	$
Proceeds, before expenses, to us	$	$	$

(1)	We refer you to “Underwriting” beginning on page 30 for additional information regarding the underwriters’ compensation.

We have granted a 45-day option to the underwriters to purchase up to 218,447 additional shares of Common Stock and/or up to 218,447 additional Pre-funded Warrants and/or up to 218,447 additional Warrants, or any combination thereof, solely to cover over-allotments, if any.

The underwriters expect to deliver the shares to purchasers on or about                , 2025.

ThinkEquity

The date of this prospectus is                , 2025

ABOUT THIS PROSPECTUS

The registration statement we filed with the Securities and Exchange Commission (the “SEC”) includes exhibits that provide more detail of the matters discussed in this prospectus. You should read this prospectus, the related exhibits filed with the SEC, and the documents incorporated by reference herein before making your investment decision. You should rely only on the information provided in this prospectus and the documents incorporated by reference herein or any amendment thereto. You should not assume that the information contained in this prospectus or any related free writing prospectus is accurate on any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference herein is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus or any related free writing prospectus is delivered, or securities are sold, on a later date. This prospectus contains or incorporates by reference summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been or will be filed or have been or will be incorporated by reference as exhibits to the registration statement of which this prospectus forms a part, and you may obtain copies of those documents as described in this prospectus supplement under the heading “Where You Can Find More Information.”

You should rely only on the information that we have included or incorporated by reference in this prospectus and any related free writing prospectus that we may authorize to be provided to you. Neither we, nor the underwriters, have authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus or any related free writing prospectus that we may authorize to be provided to you. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or any related free writing prospectus. This prospectus and any related free writing prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor does this prospectus or any related free writing prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

At a special meeting of the Company’s stockholders held on June 23, 2025, the Company’s stockholders approved a proposal to grant the Board authority, in its sole discretion, prior to the one-year anniversary of such special meeting, to effect a reverse stock split of the outstanding shares of Common Stock, at a ratio between 1-for-5 and 1-for-10. On June 26, 2025, pursuant to the authority granted by the Company’s stockholders, the Board approved a reverse stock split of our Common Stock at a ratio of 1-for-10. The Reverse Stock Split will become effective at 12:01 a.m. Eastern Time on July 7, 2025, prior to the effectiveness of the registration statement of which this prospectus forms a part. Other than our historical financial statements and notes thereto incorporated by reference herein, and except where otherwise noted, all references to our Common Stock presented in this prospectus have been adjusted to give retroactive effect to the Reverse Stock Split.

For investors outside the United States (“U.S.”): We and the underwriters have not done anything that would permit this offering or the possession or distribution of this prospectus in any jurisdiction where action for those purposes is required, other than in the U.S. Persons outside the U.S. who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the securities and the distribution of this prospectus outside of the U.S.

References to the “Company,” “BioVie,” “we,” “us,” “our” and similar terms in this prospectus are to BioVie Inc. and its consolidated subsidiaries, unless the context otherwise requires. This document includes trade names and trademarks of other companies. All such trade names and trademarks appearing in this document are the property of their respective holders.

Prospectus Summary

This summary highlights certain information about us and certain information contained elsewhere in this prospectus and in the documents incorporated by reference herein. This summary is not complete and does not contain all of the information that you should consider before making an investment decision. For a more complete understanding of the Company, you should read and consider carefully the more detailed information included in this prospectus and in the documents incorporated by reference herein, including the factors described under the heading “Risk Factors,” on page 9 of this prospectus, before making an investment decision.

Overview of the Company

We are a clinical-stage company developing innovative drug therapies for the treatment of neurological and neurodegenerative disorders and advanced liver disease.

Neurodegenerative Disease Program

The Company acquired the biopharmaceutical assets of NeurMedix, Inc. (“NeurMedix”) a privately held clinical-stage pharmaceutical company and a related party in June 2021. The acquired assets included NE3107 or (“bezisterim”). Bezisterim, the approved generic name for NE3107 is an investigational, novel, orally administered small molecule that is thought to inhibit inflammation-driven insulin resistance and major pathological inflammatory cascades with a novel mechanism of action. There is emerging scientific consensus that both inflammation and insulin resistance may play fundamental roles in the development of Alzheimer’s disease (“AD”) and Parkinson’s disease (“PD”), and bezisterim could, if approved by the U.S. Food and Drug Administration (“FDA”), represent an entirely new medical approach to treating these devastating conditions affecting an estimated 6 million Americans suffering from AD , 1 million Americans suffering from PD and Long COVID affects approximately 20 million adults in the US, and millions more worldwide.

In neurodegenerative disease, the Company’s drug candidate bezisterim is an orally bioavailable, Blood Brain Barrier (“BBB”)-permeable, insulin-sensitizer that is also anti-inflammatory. In addition, it is not immunosuppressive and has a low risk of drug-drug interaction. Bezisterim inhibits activation of inflammatory action extracellular single regulated kinase (“ERK”) and nuclear factor kappa-light-chain-enhancer of activated B cells (“NFκB”) (including interactions with tumor necrosis factor (“TNF”) signaling and other relevant inflammatory pathways) that lead to neuroinflammation and insulin resistance. By binding to ERK and selectively modulating NFκB activation and TNF-α production and not interfere with their homeostatic functions, BioVie believes that bezisterim may offer clinical improvements in several disease indications, including PD, AD and long COVID.

BioVie has conducted and reported efficacy data on its Phase 3 randomized, double-blind, placebo-controlled, parallel-group, multicenter study to evaluate bezisterim in patients who have mild-to-moderate AD (NCT04669028). Results of a Phase 2 investigator-initiated trial (NCT05227820) showing bezisterim-treated patients experienced improved cognition and biomarker levels were presented at the Clinical Trials on Alzheimer’s Disease (CTAD) annual conference in December 2022. An estimated six million Americans suffer from AD. A Phase 2 study of bezisterim in PD (NCT05083260) has been completed, and data presented at the AD/PD™ 2023 International Conference on Alzheimer’s and Parkinson’s Diseases and related neurological disorders in Gothenburg, Sweden in March 2023 showed significant improvements in “morning on” symptoms and clinically meaningful improvement in motor control in patients treated with a combination of bezisterim and levodopa vs. patients treated with levodopa alone, and no drug-related adverse events.

In long COVID, bezisterim has the potential to reduce neurological symptoms including fatigue and cognitive dysfunction. Persistently circulating viral spike proteins are believed to trigger TLR-4 driven activation of NFκB and the subsequent expression of inflammatory cytokines (IL-6, TNF, IFNg).

A. Parkinson’s Disease (NCT05083260)

Parkinson’s disease (PD) is a progressive neurodegenerative disease most often characterized by tremors, muscle rigidity, slowness of movement, postural instability, and difficulties with speech. Compelling evidence implicates inflammation and insulin resistance in the initiation and progression of the disease – likely both due to their respective roles in dopamine dysfunction in the brain and neurodegeneration. Current therapeutic approaches provide only symptomatic relief, but do not modify disease progression.

PD is driven in large part by neuroinflammation and activation of brain microglia, leading to increased proinflammatory cytokines (particularly TNF). Multiple daily administrations of levodopa (converted to dopamine in the brain) is the current standard of care treatment for this movement disorder. However, levodopa effectiveness diminishes over time necessitating increased dosage and prolonged daily administration leads to side effects of uncontrolled movements called levodopa-induced dyskinesia, commonly referred to as LID, which is exacerbated by high dose levodopa. Although levodopa provides symptomatic benefit, it does not slow PD progression.

The Company designed a new Phase 2b study of bezisterim as a potential first line therapy to treat patients with new onset PD. This trial will be evaluating the safety and efficacy of bezisterim on motor and non-motor symptoms in patients with PD who haven’t been treated with carbidopa/levodopa. The PD Phase 2b study , multicenter, randomized, double-blind, placebo-controlled trial with a hybrid decentralized design will last 20 weeks from the initial screening phase to the safety follow up. In July 2024, the Company submitted the new protocol and received a response from the FDA permitting the Company to proceed with the study. The trial commenced in April 2025.

The Phase 2 study of bezisterim for the treatment of PD (NCT05083260) that completed in December 2022, was a double-blind, placebo-controlled, safety, tolerability, and pharmacokinetics study in PD participants treated with carbidopa/levodopa and bezisterim. Forty-five patients with a defined L-dopa “off state” were randomized 1:1 to placebo: bezisterim 20 mg twice daily for 28 days. This trial was launched with two design objectives: 1) the primary objective was safety and a drug-drug interaction study as requested by the FDA to measure the potential for adverse interactions of bezisterim with carbidopa/ levodopa; and 2) the secondary objective was to determine if preclinical indications of promotoric activity and apparent enhancement of levodopa activity could be seen in humans. Both objectives were met.

B. Long COVID Program

About Long COVID

Long COVID is a condition in which symptoms of COVID-19, the acute respiratory disease caused by the SARS-CoV-2 virus, persist for an extended period, generally three months or more. Common symptoms include lingering loss of smell and taste, extreme fatigue, and “brain fog,” though persistent cardiovascular and respiratory problems, muscle weakness, and neurologic issues have also been documented.

Approximately 20 million individuals in the U.S. currently or previously have long COVID, with millions more impacted worldwide.1,2 Studies estimate that approximately 10-30% of individuals who contract COVID-19 experience lingering symptoms for months or even years, with fatigue, brain fog, and cognitive impairment significantly impacting daily functioning and quality of life. Despite the growing recognition of long COVID as a serious condition, treatment options remain limited, and many patients struggle to find effective relief for their symptoms. The loss in quality of life and earnings and increased medical costs has an enormous economic impact estimated to be $3.7 trillion. To date there are no non-pharmacological or pharmacological therapies proven effective for treatment of long COVID

In April 2024, the Company was awarded a clinical trial grant of $13.1 million from the U.S. Department of Defense (“DOD”), awarded through the Peer Reviewed Medical Research Program of the Congressionally Directed Medical Research Programs. In August 2024, U.S. Army Medical Research and Development Command, Office of Human Research Oversight (“OHRO”) approved the Company’s plan to evaluate bezisterim for the treatment of neurological symptoms that are associated with long COVID. and the FDA authorized our Investigational New Drug (“IND”) application for bezisterim allowing the Company to study a novel, anti-inflammatory approach or the treatment of the debilitating neurocognitive symptoms associated with long covid.

The Phase 2 ADDRESS-LC study, which is fully funded by a grant from the DOD, is a randomized (1:1), placebo-controlled, multicenter trial evaluating the efficacy, safety and tolerability of bezisterim in adult participants with long COVID who have cognitive impairment sequelae and fatigue. Individuals who have been diagnosed with long COVID and have neurocognitive dysfunction and self-reported fatigue may meet qualification criteria and can visit www.addressLC.com to learn more.

The trial commenced in May 2025. As of April 2025, the Company was reimbursed approximately $2.9 million for trial costs incurred for the nine months ended March 31, 2025.

C. Alzheimer’s Disease (NCT05083260)

On November 29, 2023, the Company announced the analysis of its unblinded, topline efficacy data from its Phase 3 clinical trial (NCT04669028) of bezisterim in the treatment of mild to moderate AD. The study had co-primary endpoints looking at cognition using the Alzheimer’s Disease Assessment Scale-Cognitive Scale (ADAS-Cog 12) and function using the Clinical Dementia Rating-Sum of Boxes (CDR-SB). Patients were randomly assigned, 1:1 versus placebo, to receive sequentially 5 mg of bezisterim orally twice a day for 14 days, then 10 mg orally twice a day for 14 days, followed by 26 weeks of 20 mg orally twice daily.

Upon trial completion, as the Company began the process of unblinding the trial data, the Company found significant deviation from protocol and current good clinical practices (“cGCPs”) violations at 15 study sites (virtually all of which were from one geographic area). This highly unusual level of suspected improprieties led the Company to exclude all patients from these sites and to refer the sites to the FDA Office of Scientific Investigations (“OSI”) for potential further action. After the patient exclusions, 81 patients remained in the Modified Intent to Treat population, 57 of whom were in the Per-Protocol population which included those who completed the trial and were verified to take study drug from pharmacokinetic data.

The trial was originally designed to be 80% powered with 125 patients in each of the treatment and placebo arms. The unplanned exclusion of so many patients left the trial underpowered for the primary endpoints. In the Per-Protocol population, which included those patients who completed the trial and who were further verified to have taken the study drug (based on pharmacokinetic data), an observed descriptive change from baseline appeared to suggest a slowing of cognitive loss; these same patients experienced an advantage in age deceleration vs. placebo as measured by DNA epigenetic change. Age deceleration is used by longevity researchers to measure the difference between the patient’s biological age, in this case as measured by the Horvath DNA methylation Skin Blood Clock, relative to the patient’s actual chronological age. This test was a non-primary/secondary endpoint, other-outcome measure, done via blood test collected at week 30 (end of study). Additional DNA methylation data continues to be collected and analyzed.

Liver Cirrhosis Program

In liver disease, our investigational drug candidate BIV201 (continuous infusion terlipressin), which was granted both FDA Fast Track designation status and FDA Orphan Drug Status, is being evaluated as a treatment option for patients suffering from ascites and other life-threatening complications of advanced liver cirrhosis caused by non-alcoholic steatohepatitis (NASH), hepatitis, and alcoholism. The initial target for BIV201 therapy was refractory ascites. These patients suffer from frequent life-threatening complications, generate more than $5 billion in annual treatment costs, and have an estimated 50% mortality rate within 6 to 12 months.

After receiving guidance from the FDA regarding the design of Phase 3 clinical testing of BIV201 for the treatment of patients with cirrhosis and ascites, the Company is now targeting a broader ascites patient population. The Company is currently finalizing the protocol design for the Phase 3 study of BIV201 with a focus on demonstrating clinical benefit through a composite primary endpoint of complications and disease progression in patients with cirrhosis and ascites who have recently recovered from acute kidney injury (“AKI”). This patient population is not limited to those having refractory ascites. BIV201 is administered as a patent-pending liquid formulation with patents issued in the U.S., China, Japan, Chile and India to date. Ascites is a common complication of advanced liver cirrhosis involving the accumulation of large volumes of fluid in the abdomen, often exceeding five liters, due to liver and kidney dysfunction. BIV201 is a continuous infusion of terlipressin, a drug used in over 40 countries to treat related complications of liver cirrhosis (Type 1 hepatorenal syndrome and bleeding esophageal varices) that was approved in the U.S. in 2022 (to improve kidney function in adults with hepatorenal syndrome with rapid reduction in kidney function) but is not approved in Japan. With its novel room temperature stable formulation in a pre-filled syringe, we believe BIV201 could potentially provide a superior terlipressin drug delivery system throughout the world. The goal of BIV201 therapy is to target the pathophysiology that contributes to ascites production, acute kidney injury and complications of cirrhosis that are associated with significant mortality.

In June 2021, BioVie initiated a Phase 2 study (NCT04112199) designed to evaluate the efficacy of BIV201 (terlipressin, administered by continuous infusion for two 28-day treatment cycles) combined with standard-of-care (“SOC”), compared to SOC alone, for the treatment of refractory ascites. The primary endpoints of the study were the incidence of ascites-related complications and change in ascites fluid accumulation during treatment compared to a pre-treatment period. By October 12, 2022, there were 15 patients enrolled for treatment and the last patient completed treatment on May 8, 2023. In March 2023, enrollment was paused and that data from the first 15 patients treated with BIV201 plus SOC appeared to show at least a 30% reduction in ascites fluid during the 28 days after treatment initiation compared to the 28 days prior to treatment. The change in ascites volume was significantly different from those patients receiving SOC treatment. Patients who completed the treatment with BIV201 experienced a 53% reduction in ascites fluid, which was sustained (43% reduction) during the three months after treatment initiation as compared to the three-month pre-treatment period. In June 2023 and December 2024, BioVie received guidance from the FDA regarding the design and endpoints for definitive Phase 3 clinical testing of BIV201.

Our proprietary novel liquid formulation of terlipressin is designed to improve convenience for outpatient administration and avoid potential formulation errors when pharmacists reconstitute the current powder version of terlipressin. To date, analytical testing results have confirmed room temperature stability of the prefilled syringe in storage for 2 years, with the potential for up two years stability. Room temperature storage presents a key product differentiation versus terlipressin products in countries where the drug is approved. To the best of the Company’s knowledge, all other terlipressin products sold globally must be stored under refrigeration and there is no prefilled syringe format of terlipressin available for treating patients in these countries. BioVie has also filed a Patent Cooperation Treaty (“PCT”) application covering our novel liquid formulations of terlipressin (international patent application PCT/US2020/034269, published as WO2020/237170) and to date patents have been granted in the U.S. (Patent no. 12,156,898), India (Patent No. 540813), Chile (Patent No. 68.965), China (Patent No. ZL 202080050758.X), and Japan (7579811).

We believe BIV201 (continuous infusion terlipressin) has the potential to improve the health of thousands of patients suffering from life-threatening complications of liver cirrhosis due to hepatitis, nonalcoholic steatohepatitis, and alcoholism. The FDA has granted Fast-Track status and Orphan Drug designation for ascites (due to all etiologies except cancer), which is the most common complication related to liver cirrhosis and represents a significant unmet medical need. Patients with cirrhosis and ascites account for an estimated 116,000 U.S. hospital discharges annually, with frequent early readmissions. According to the HCUP Nationwide Readmissions Database 2016, those requiring paracentesis (removal of ascites fluid) experience an average hospital stay lasting eight days incurring over $86,000 in medical costs. This translates into a total potentially addressable ascites market size for BIV201 therapy exceeding $650 million based on Company estimates.

The FDA has never approved any drug specifically for treating ascites. After receiving guidance from FDA in 2023 and again in 2025, the Company is currently finalizing the protocol design for a Phase 3 study of BIV201 with a focus on demonstrating clinical benefit through a composite primary endpoint of complications and disease progression in patients with cirrhosis and ascites who have recently recovered from acute kidney injury (“AKI”).

The BIV201 development program was initiated by LAT Pharma LLC. On April 11, 2016, BioVie acquired LAT Pharma LLC and the rights to its BIV201 development program and currently owns all development and marketing rights to this drug candidate. Pursuant to the Agreement and Plan of Merger entered into on April 11, 2016, between predecessor entities, LAT Pharma LLC and NanoAntibiotics, Inc., BioVie is obligated to pay a low single digit royalty on net sales of BIV201 (continuous infusion terlipressin) to be shared among LAT Pharma Members, PharmaIn Corporation, and The Barrett Edge, Inc. Pursuant to the separation agreement to be entered into between the Company and BioVie, the Company will assume the royalty agreement and will be obligated to pay 5.0% on net sales of BIV201 (continuous infusion terlipressin) to be shared among LAT Pharma Members, PharmaIn Corporation, and The Barrett Edge, Inc.

Recent Developments

At a special meeting of the Company’s stockholders held on June 23, 2025, the Company’s stockholders approved a proposal to grant the Board authority, in its sole discretion, prior to the one-year anniversary of such special meeting, to effect a reverse stock split of the outstanding shares of Common Stock, at a ratio between 1-for-5 and 1-for-10. On June 26, 2025, pursuant to the authority granted by the Company’s stockholders, the Board approved a reverse stock split of our Common Stock at a ratio of 1-for-10. The Reverse Stock Split will become effective at 12:01 a.m. Eastern Time on July 7, 2025 (the “Effective Time”), prior to the effectiveness of the registration statement of which this prospectus forms a part. When the Reverse Stock Split becomes effective, every ten (10) shares of the Company’s issued and outstanding Common Stock immediately prior to the Effective Time shall automatically be reclassified into one (1) share of Common Stock, without any change in the par value per share. The Reverse Stock Split will reduce the number of shares of Common Stock issuable upon the exercise or vesting of the Company’s outstanding stock options, restricted stock units and warrants in proportion to the ratio of the Reverse Stock Split and will cause a proportionate increase in the exercise prices of such stock options and warrants. The Reverse Stock Split will not change the total number of authorized shares of Common Stock.

No fractional shares will be issued as a result of the Reverse Stock Split. Stockholders who otherwise would be entitled to receive a fractional share in connection with the Reverse Stock Split will receive one full share of the post-reverse stock split Common Stock in lieu of such fractional share. Commencing on July 7, 2025, trading of our Common Stock will continue on The Nasdaq Capital Market on a Reverse Stock Split-adjusted basis.

Other than our historical financial statements and notes thereto incorporated by reference herein, and except where otherwise noted, all references to our Common Stock presented in this prospectus have been adjusted to give retroactive effect to the Reverse Stock Split.

Corporate Information

Our principal executive office is located at 680 W. Nye Lane, Suite 201, Carson City, Nevada 89703, and our phone number is (775) 888-3162. Our corporate website address is located at www.bioviepharma.com. The information on or accessed through our website is not incorporated in this prospectus or the registration statement of which this prospectus forms a part.

The Offering

Units offered by us:	1,456,310 Units with each Unit consisting of (i) one share of Common Stock and (ii) one Warrant to purchase one share of Common Stock at an assumed public offering price of $10.30 per Unit, the last reported sale price of our Common Stock as reported on Nasdaq on June 26, 2025.

Pre-funded Units offered by us:

We are also offering 1,456,310 Pre-funded Units with each Pre-funded Unit consisting of (i) one Pre-funded Warrant to purchase one share of Common Stock and (ii) one Warrant to purchase one share of Common Stock at an assumed public offering price equal to the price per Unit being sold to the public in this offering minus $0.0001, to those purchasers whose purchase of Units in this offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding Common Stock immediately following the consummation of this offering.

The Pre-funded Warrants will be immediately exercisable and may be exercised at any time until exercised in full at an exercise price of $0.0001 per share. This prospectus also relates to the offering of Common Stock issuable upon exercise of the Pre-funded Warrants sold in this offering.

For each Pre-funded Unit we sell, the number of Units that we are offering will be decreased on a one-for-one basis.

For additional information regarding the terms of the Pre-funded Warrants, see “Description of Capital Stock and Securities We Are Offering.”

Warrants offered by us:

Each Warrant will entitle the holder to purchase one share of Common Stock at an exercise price of $12.875 (representing 125% of the assumed public offering price of $10.30 per Unit, the last reported sale price of our Common Stock as reported on Nasdaq on June 26, 2025) and expire five (5)  years from date of issuance. This prospectus also relates to the offering of Common Stock issuable upon exercise of the Warrants sold as part of the Units in this offering. The terms of the Warrants will be governed by a warrant agent agreement, dated as of the closing date of this offering, that we expect to enter into with West Coast Stock Transfer, Inc., as the warrant agent.

For additional information regarding the terms of the Warrants, see “Description of Capital Stock and Securities We Are Offering.”

Common Stock to be outstanding after this offering:	3,316,396 shares (or 3,534,843 shares if the underwriters exercise their over-allotment option to purchase additional shares in full) based on an assumed public offering price of $10.30 per share (which is the last reported sale price of our Common Stock on Nasdaq on June 26, 2025) and assumes no sale of Pre-funded Units, which, if sold, would reduce the number of shares of Common Stock that we are offering on a one-for-one basis.

Over-allotment Option:	We have granted the underwriters a 45 day option from the closing of this offering, exercisable one or more times in whole or in part, to purchase up to an additional shares of Common Stock and/or up to an additional Pre-funded Warrants and/or up to an additional Warrants or any combination thereof (15% of the total number of shares of Common Stock, Pre-funded Warrants and Warrants to be offered by us in the offering) solely to cover over-allotments, if any.

The over-allotment option purchase price to be paid per additional share of Common Stock or Pre-funded Warrant by the underwriters shall be equal to the public offering price of one Unit or one Pre-funded Unit, respectively, less $0.01 allocated to the Warrants and less the underwriting discount, and the purchase price to be paid per additional Warrant shall be equal to $0.01, less the underwriting discount.

Representative’s Warrants:	We have agreed to issue the Representative or its designees at the closing of this offering a warrant to purchase the number of shares of Common Stock equal to 5.0% of the aggregate number of Units and Pre-Funded Units sold in this offering. Each Representative’s Warrant will have an exercise price of $12.875 per share (representing 125% of the assumed public offering price of $10.30 per Unit, the last reported sale price of our Common Stock as reported on Nasdaq on June 26, 2025), is immediately exercisable and will expire on the four- and one-half year anniversary of the date that is 180 days from the commencement of sales of the securities issued in this offering. The Representative’s Warrants will provide for registration rights (including a one-time demand registration right and unlimited piggyback rights) and customary anti-dilution provisions.

Use of proceeds:	We intend to use the net proceeds from this offering for working capital and general corporate purposes. See “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.

Risk factors:	Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 9 and the similarly titled sections in the documents incorporated by reference into this prospectus for a discussion of the factors you should consider carefully before you decide to invest in our securities.

Listing:	Our Common Stock is listed on Nasdaq under the symbol “BIVI.” There is no established trading market for the Pre-funded Warrants or Warrants. We intend to apply to list the Warrants on Nasdaq under the symbol “BIVIW”. We cannot guarantee that the Warrants will be approved for listing on Nasdaq. We do not intend to list the Pre-funded Warrants on any securities exchange or nationally recognized trading system and do not expect a trading market to develop for the Pre-funded Warrants.

The number of shares of our Common Stock outstanding before this offering and to be outstanding after this offering is based on 1,860,086 shares of our Common Stock outstanding as of June 30, 2025, and excludes:

•	84,872 shares of our Common Stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $ 286.20 per share;

•	960,098 shares of our Common Stock issuable upon the exercise of outstanding warrants at a weighted average exercise price of $35.02 per share;

•	7,212 shares of our Common Stock issuable upon vesting of restricted stock units issued under our equity incentive plan.

Unless otherwise indicated, this prospectus supplement reflects and assumes the following:

•	the effectiveness of the Reverse Stock Split at a ratio of 1-for-10, which will become effective at 12:01 a.m. Eastern Time on July 7, 2025;

•	no exercise of outstanding options or warrants;

•	no exercise of the underwriters’ over-allotment option;

•	no exercise of the Pre-Funded Warrants and Warrants issued and sold in this offering; and

•	no exercise of the Representative’s Warrants to be issued upon consummation of this offering at an exercise price equal to 125% of the offering price of our Common Stock.

Risk Factors

Investing in shares of our Common Stock involves a high degree of risk. Before deciding whether to invest in shares of our Common Stock, you should consider carefully the risks and uncertainties discussed under the sections titled “Risk Factors” contained in our most recent Annual Report on Form 10-K and in our most recent Quarterly Report on Form 10-Q, as well as any amendments thereto reflected in our subsequent filings with the SEC, which are incorporated by reference into this prospectus, together with other information in this prospectus, the documents incorporated by reference herein, and any prospectus supplement and any free writing prospectus that we may authorize. Please also read carefully the section titled “Cautionary Note Regarding Forward-Looking Statements.”

Risks Relating to this Offering and Our Common Stock

You may experience immediate and substantial dilution in the net tangible book value per share of our Common Stock you purchase in this offering.

The public offering price per Unit in this offering may exceed the as adjusted net tangible book value per share of our Common Stock outstanding prior to this offering. After giving effect to the sale by us of the Units at an assumed public offering price of $10.30 per Unit, and after underwriter fees and estimated offering expenses payable by us and assuming full exercise of the Pre-Funded Warrants, you will experience immediate dilution of $(0.20) per share, representing the difference between our as adjusted net tangible book value per share as of March 31, 2025 after giving effect to this offering and the assumed public offering price. The exercise of outstanding warrants and stock options may also result in further dilution of your investment. See the section entitled “Dilution” on page 21 for a more detailed illustration of the dilution you may incur if you participate in this offering.

Our management will have broad discretion over the use of the net proceeds from this offering, may invest or spend the proceeds raised in this offering in ways with which you may not agree and the proceeds may not yield a significant return.

Our management will have broad discretion over the use of proceeds from this offering. We currently intend to use the net proceeds of this offering as described in the section entitled “Use of Proceeds.” However, our management will have broad discretion in the application of the net proceeds from this offering and could use them for purposes other than those contemplated at the time of this offering. Accordingly, you are relying on the judgment of our management with regard to the use of these net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds will be used appropriately. The failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our Common Stock to decline, and delay the development of our product candidates. Pending their use, we may invest the net proceeds from this offering in short-term, interest-bearing instruments. These investments may not yield a favorable return, or any return, to us or our stockholders.

Our stock price is and may continue to be volatile and you may not be able to resell our Common Stock at or above the price you paid.

The market price for our Common Stock is volatile and may fluctuate significantly in response to a number of factors, many of which we cannot control, such as quarterly fluctuations in financial results, the timing and our ability to advance the development of our product candidates or changes in securities analysts’ recommendations could cause the price of our stock to fluctuate substantially. In addition, stock markets generally have recently experienced volatility. Our stock price is likely to experience significant volatility in the future. The price of our Common Stock may decline and the value of any investment in our Common Stock may be reduced regardless of our performance. Further, the daily trading volume of our Common Stock has historically been relatively low. As a result of the historically low volume, our shareholders may be unable to sell significant quantities of Common Stock in the public trading markets without a significant reduction in the price of our shares of Common Stock. Each of these factors, among others, could harm your investment in our Common Stock and could result in your being unable to resell the shares of our Common Stock that you purchase at a price equal to or above the price you paid.

In the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the issuer. If any of our stockholders were to bring such a lawsuit against us, we could incur substantial costs defending the lawsuit and the attention of our management would be diverted from the operation of our business.

Nasdaq may seek to delist our Common Stock if it concludes this offering does not qualify as a public offering as defined under Nasdaq’s stockholder approval rule.

The continued listing of our Common Stock on Nasdaq depends on our compliance with the requirements for continued listing under the Nasdaq Marketplace Rules, including, but not limited to, Market Place Rule 5635, or the stockholder approval rule. The stockholder approval rule prohibits the issuance of shares of our Common Stock (or derivatives) in excess of 20% of our outstanding shares of our Common Stock without stockholder approval, unless those shares are sold at a price that equals or exceeds the “minimum price”, as defined in the stockholder approval rule, or in what Nasdaq deems a “public offering” as defined in the stockholder approval rule (a “Public Offering”). The securities sold in this offering may be sold at a significant discount to the “minimum price” as defined in the stockholder approval rule, and we do not intend to obtain the approval of our stockholders for the issuance of the securities in this offering. Accordingly, we have sought to conduct, and plan to continue to conduct, this offering as a Public Offering as defined in the stockholder approval rule, which is a qualitative analysis based on several factors as determined by Nasdaq, including by broadly marketing and offering these securities in a firm commitment underwritten offering registered under the Securities Act of 1933, as amended (the “Securities Act”). Demand for the securities sold by us in this offering, and the actual public offering price for these securities, will be determined following a broad public marketing effort over several trading days, and final distribution of these securities will ultimately be determined by the underwriters. Nasdaq has also published guidance that an offering of securities that are “deeply discounted” to the “minimum price” (for example a discount of 50% or more) will typically preclude a determination that the offering qualifies as Public Offering for purposes of the stockholder approval rule. We cannot assure you that Nasdaq will determine that this offering will be deemed a Public Offering under the stockholder approval rule. If Nasdaq determines that this offering was not conducted in compliance with the stockholder approval rule, Nasdaq may cite a deficiency and move to delist our securities from Nasdaq. Upon a delisting from Nasdaq, our stock would likely be traded in the over-the-counter inter-dealer quotation system, more commonly known as the “OTC.” OTC transactions involve risks in addition to those associated with transactions in securities traded on the securities exchanges, such as Nasdaq, or, together, Exchange-listed stocks. Many OTC stocks trade less frequently and in smaller volumes than exchange-listed stocks. Accordingly, our stock would be less liquid than it would be otherwise. Also, the prices of OTC stocks are often more volatile than Exchange-listed stocks. Additionally, institutional investors are usually prohibited from investing in OTC stocks, and it might be more challenging to raise capital when needed.

We do not intend to pay dividends on our Common Stock, so any returns will be limited to the value of our Common Stock.

We currently anticipate that we will retain any future earnings to finance the continued development, operation and expansion of our business. As a result, we do not anticipate declaring or paying any cash dividends or other distributions in the foreseeable future. If we do not pay dividends, our Common Stock may be less valuable because stockholders must rely on sales of their Common Stock after price appreciation, which may never occur, to realize any gains on their investment.

You may experience future dilution as a result of future equity offerings or if we issue shares subject to options, warrants, stock awards or other arrangements.

In order to raise additional capital, we may in the future offer additional shares of our Common Stock or other securities convertible into or exchangeable for our Common Stock in any other offering at a price per share that is less than the current market price of our securities, and investors purchasing shares or other securities in the future could have rights superior to existing stockholders. The sale of additional shares of our Common Stock or other securities convertible into or exchangeable for our Common Stock would dilute all of our stockholders, and if such sales of convertible securities into or exchangeable into our Common Stock occur at a deemed issuance price that is lower than the current exercise price of our outstanding warrants sold to Acuitas Group Holdings, LLC (“Acuitas”) in August 2022 (the “Acuitas Warrants”), the exercise price for those warrants would adjust downward to the deemed issuance price pursuant to price adjustment protection contained within those warrants.

As of June 30, 2025, there were warrants outstanding to purchase an aggregate of 960,098 shares of our Common Stock at exercise prices ranging from $13.70 to $1,250.00 per share, 84,872 shares issuable upon exercise of outstanding options at exercise prices ranging from $19.00 to $4,209.00 per share and restricted stock units totaling 7,212. We may also grant additional options, warrants or equity awards. To the extent such shares are issued, the interest of holders of our Common Stock will be diluted.

Moreover, we are obligated to issue shares of our Common Stock upon achievement of certain clinical, regulatory and commercial milestones with respect to certain of our drug candidates (i.e., bezisterim (NE3107), NE3291, NE3413, and NE3789) pursuant to the asset purchase agreement, dated April 27, 2021, by and among the Company, NeurMedix and Acuitas, as amended on May 9, 2021. The achievement of these milestones could result in the issuance of up to 1.8 million shares of our Common Stock, further diluting the interest of holders of our Common Stock.

We may, in the future, issue additional Common Stock, which would reduce investors’ percent of ownership and may dilute our share value.

As of June 30, 2025, our Articles of Incorporation, as amended, authorize the issuance of 800,000,000 shares of Common Stock, and we had 1,862,922 shares of our Common Stock issued and 1,860,086 shares of our Common Stock issued and outstanding. Accordingly, we may issue up to an additional 798,137,078 shares of Common Stock. The future issuance of Common Stock may result in substantial dilution in the percentage of our Common Stock held by our then existing stockholders. We may value any Common Stock in the future on an arbitrary basis. The issuance of Common Stock for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by our investors, might have an adverse effect on any trading market for our Common Stock and could impair our ability to raise capital in the future through the sale of equity securities.

There is a limited trading market for our Common Stock, which could make it difficult to liquidate an investment in our Common Stock, in a timely manner.

Our Common Stock is currently traded on Nasdaq. Because there is a limited public market for our Common Stock, investors may not be able to liquidate their investment whenever desired. We cannot assure that there will be an active trading market for our Common Stock and the lack of an active public trading market could mean that investors may be exposed to increased risk. In addition, if we failed to meet the criteria set forth in the regulations of the SEC, various requirements would be imposed by law on broker dealers who sell our securities to persons other than established customers and accredited investors. Consequently, such regulations may deter broker-dealers from recommending or selling our Common Stock, which may further affect its liquidity.

There is no established public trading market for the Pre-funded Warrants or Warrants being offered in this offering, and we do not expect a market to develop for the Pre-funded Warrants or Warrants.

There is no established public trading market for the Pre-funded Warrants or Warrants being offered and sold in this offering, and we do not expect a market to develop. In addition, we do not intend to apply to list the Pre-funded Warrants or Warrants on any national securities exchange or other nationally recognized trading system. Without an active market, the liquidity of the Pre-funded Warrants or Warrants will be limited. Further, the existence of the Pre-funded Warrants or Warrants may act to reduce both the trading volume and the trading price of our Common Stock.

The Pre-funded Warrants or Warrants are speculative in nature.

Except as otherwise provided in the Pre-funded Warrants or Warrants, until holders of Pre-funded Warrants or Warrants acquire our Common Stock upon exercise of the Pre-funded Warrants or Warrants, holders of Pre-funded Warrants and Warrants will have no rights with respect to our Common Stock underlying such Pre-funded Warrants and Warrants. Upon exercise of the Pre-funded Warrants or Warrants, the holders will be entitled to exercise the rights of a stockholder of our Common Stock only as to matters for which the record date occurs after the exercise date.

Moreover, following this offering, the market value of the Pre-funded Warrants and Warrants is uncertain. There can be no assurance that the market price of our Common Stock will ever equal or exceed the price of the Pre-funded Warrants or Warrants, and, consequently, whether it will ever be profitable for investors to exercise their Pre-funded Warrants or Warrants.

We will not, in the case of the Pre-funded Warrants, and may not, in the case of the Warrants, receive any meaningful additional funds upon the exercise of the Pre-funded Warrants or Warrants.

Each Pre-funded Warrant and each Warrant will be exercisable until it is fully exercised and by means of payment of the nominal cash purchase price upon exercise or $      cash purchase price upon exercise, respectively, or through a “cashless exercise” procedure. Accordingly, we will not, in the case of the Pre-funded Warrants, and may not, in the case of the Warrants, receive any meaningful additional funds upon the exercise of the Pre-funded Warrants or Warrants.

If we do not maintain a current and effective prospectus relating to our Common Stock issuable upon exercise of the Pre-funded Warrants or the Warrants, holders will only be able to exercise such Pre-funded Warrants or the Warrants on a “cashless basis.”

If we do not maintain a current and effective prospectus relating to the shares of our Common Stock issuable upon exercise of the Pre-funded Warrants or the Warrants at the time that holders wish to exercise such warrants, they will only be able to exercise them on a “cashless basis,” and under no circumstances would we be required to make any cash payments or net cash settle such warrants to the holders. As a result, the number of shares of our Common Stock that holders will receive upon exercise of the Pre-funded Warrants or the Warrants will be fewer than it would have been had such holders exercised their Pre-funded Warrants or the Warrants for cash. If we are unable to maintain a current and effective prospectus, the potential “upside” of the holder’s investment in our company may be reduced.

Significant holders or beneficial holders of shares of our Common Stock may not be permitted to exercise the Pre-funded Warrants that they hold.

A holder of the Pre-funded Warrants will not be entitled to exercise any portion of any Pre-funded Warrant that, upon giving effect to such exercise, would cause: (i) the aggregate number of shares of our Common Stock beneficially owned by such holder (together with its affiliates) to exceed 4.99% (or 9.99% at the election of the holder) of the number of shares of our Common Stock immediately after giving effect to the exercise; or (ii) the combined voting power of our securities beneficially owned by such holder (together with its affiliates) to exceed 4.99% (or 9.99% at the election of the holder) of the combined voting power of all of our securities outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Pre-funded Warrants. As a result, you may not be able to exercise your Pre-funded Warrants for shares of our Common Stock at a time when it would be financially beneficial for you to do so. In such a circumstance, you could seek to sell your Pre-funded Warrants to realize value, but you may be unable to do so in the absence of an established trading market and due to applicable transfer restrictions.

Since the Warrants and Pre-funded Warrants are executory contracts, they may have no value in a bankruptcy or reorganization proceeding.

In the event a bankruptcy or reorganization proceeding is commenced by or against us, a bankruptcy court may hold that any unexercised Warrants and Pre-funded Warrants, as applicable, are executory contracts that are subject to rejection by us with the approval of the bankruptcy court. As a result, holders of the Warrants and Pre-funded Warrants, as applicable, may, even if we have sufficient funds, not be entitled to receive any consideration for their Warrants and Pre-funded Warrants, as applicable, or may receive an amount less than they would be entitled to if they had exercised their Warrants and Pre-funded Warrants, as applicable, prior to the commencement of any such bankruptcy or reorganization proceeding.

The Reverse Stock Split  could cause our stock price to decline relative to its value before the split and decrease the liquidity of shares of our Common Stock.

At a special meeting of the Company’s stockholders held on June 23, 2025, the Company’s stockholders approved a proposal to grant the Board authority, in its sole discretion, prior to the one-year anniversary of such special meeting, to effect a reverse stock split of the outstanding shares of Common Stock, at a ratio between 1-for-5 and 1-for-10. On June 26, 2025, pursuant to the authority granted by the Company’s stockholders, the Board approved a reverse stock split of our Common Stock at a ratio of 1-for-10. The Reverse Stock Split will become effective at 12:01 a.m. Eastern Time on July 7, 2025, prior to the effectiveness of the registration statement of which this prospectus forms a part. There is no assurance that the Reverse Stock Split will not cause an actual decline in the value of our outstanding Common Stock. The liquidity of the shares of our Common Stock may be affected adversely by the Reverse Stock Split given the reduced number of shares that will be outstanding following the reverse stock split, especially if the market price of our Common Stock does not increase as a result of the Reverse Stock Split. In addition, the Reverse Stock Split may increase the number of stockholders who own odd lots (less than 100 shares) of our Common Stock, creating the potential for such stockholders to experience an increase in the cost of selling their shares and greater difficulty effecting such sales.

Any failure to maintain effective internal control over financial reporting could harm us.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Under standards established by the Public Company Accounting Oversight Board (“PCAOB”), a deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or personnel, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. The PCAOB defines a material weakness as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented, or detected and corrected, on a timely basis.

If we are unable to assert that our internal control over financial reporting is effective, or when required in the future, if our independent registered public accounting firm is unable to express an unqualified opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our Common Stock could be adversely affected and we could become subject to litigation or investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

The lack of public company experience of our management team could adversely impact our ability to comply with the reporting requirements of U.S. securities laws, which could have a materially adverse effect on our business.

Our officers have limited public company experience, which could impair our ability to comply with legal and regulatory requirements such as those imposed by Sarbanes-Oxley Act of 2002. Such responsibilities include complying with federal securities laws and making required disclosures on a timely basis. Any such deficiencies, weaknesses or lack of compliance could have a materially adverse effect on our ability to comply with the reporting requirements of the Exchange Act, which is necessary to maintain our public company status. If we were to fail to fulfill those obligations, our ability to continue as a U.S. public company would be in jeopardy in which event you could lose your entire investment in our Company.

We are considered a smaller reporting company that is exempt from certain disclosure requirements, which could make our stock less attractive to potential investors.

Rule 12b-2 of the Exchange Act defines a “smaller reporting company” as an issuer that is not an investment company, an asset-backed issuer, or a majority-owned subsidiary of a parent that is not a smaller reporting company and that:

•	Had a public float of less than $250 million as of the last business day of its most recently completed fiscal quarter, computed by multiplying the aggregate number of worldwide number of shares of its voting and non-voting common equity held by non-affiliates by the price at which the common equity was last sold, or the average of the bid and asked prices of common equity, in the principle market for the common equity; or

•	In the case of an initial registration statement under the Securities Act or the Exchange Act for shares of its common equity, had a public float of less than $250 million as of a date within 30 days of the date of the filing of the registration statement, computed by multiplying the aggregate worldwide number of such shares held by non-affiliates before the registration plus, in the case of a Securities Act registration statement, the number of such shares included in the registration statement by the estimated public offering price of the shares; or

•	In the case of an issuer who had annual revenue of less than $100 million during the most recently completed fiscal year for which audit financial statements are available, had a public float as calculated under paragraph (1) or (2) of this definition that was either zero or less than $700 million.

As a “smaller reporting company” we are not required and may not include a Compensation Discussion and Analysis section in our proxy statements; we provide only 3 years of business development information; and have other “scaled” disclosure requirements that are less comprehensive than issuers that are not “smaller reporting companies” which could make our stock less attractive to potential investors, which could make it more difficult for you to sell your shares.

We are subject to the periodic reporting requirements of the Exchange Act, which require us to incur audit fees and legal fees in connection with the preparation of such reports. These additional costs will negatively affect our ability to earn a profit.

We are required to file periodic reports with the SEC pursuant to the Exchange Act and the rules and regulations thereunder. In order to comply with such requirements, our independent registered auditors have to review our financial statements on a quarterly basis and audit our financial statements on an annual basis. Moreover, our legal counsel has to review and assist in the preparation of such reports. Factors such as the number and type of transactions that we engage in and the complexity of our reports cannot accurately be determined at this time and may have a major negative effect on the cost and amount of time to be spent by our auditors and attorneys. However, the incurrence of such costs is an expense to our operations and thus has a negative effect on our ability to meet our overhead requirements and earn a profit.

Because we do not intend to pay any cash dividends on our Common Stock, our stockholders will not be able to receive a return on their shares unless they sell them.

We intend to retain any future earnings to finance the development and expansion of our business. We do not anticipate paying any cash dividends on our Common Stock in the foreseeable future. Unless we pay dividends, our stockholders will not be able to receive a return on their shares unless they sell them. There is no assurance that stockholders will be able to sell shares when desired.

We are authorized to issue “blank check” preferred stock without stockholder approval, which could adversely impact the rights of holders of our securities.

Our Articles of Incorporation authorize us to issue up to 10,000,000 shares of blank check preferred stock. Any preferred stock that we issue in the future may rank ahead of our Common Stock in terms of dividend priority or liquidation premiums and may have greater voting rights than our Common Stock. Any preferred stock issued may contain provisions allowing those shares to be converted into shares of Common Stock, which could dilute the value of our Common Stock to current stockholders and could adversely affect the market price, if any, of our Common Stock. The preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying, or preventing a change in control of our company. Although we have no present intention to issue any shares of our authorized preferred stock, there can be no assurance that we will not do so in the future.

Provisions in our Articles of Incorporation, our Bylaws, and Nevada law might discourage, delay or prevent a change in control of our company or changes in our management and, therefore, depress the trading price of our Common Stock.

Provisions of our Articles of Incorporation, our Bylaws, and Nevada law may have the effect of deterring unsolicited takeovers or delaying or preventing a change in control of our company or changes in our management, including transactions in which our stockholders might otherwise receive a premium for their shares over then current market prices. In addition, these provisions may limit the ability of stockholders to approve transactions that they may deem to be in their best interests. These provisions include:

•	the inability of stockholders to call special meetings;

•	the “business combinations” and “control share acquisitions” provisions of Nevada law, to the extent applicable, could discourage attempts to acquire our stockholders stock even on terms above the prevailing market price; and

•	the ability of our board of directors to designate the terms of and issue new series of preferred stock without stockholder approval, which could include the right to approve an acquisition or other change in our control or could be used to institute a rights plan, also known as a poison pill, that would dilute the stock ownership of a potential hostile acquirer, likely preventing acquisitions that have not been approved by our board of directors.

The existence of the forgoing provisions and anti-takeover measures could limit the price that investors might be willing to pay in the future for shares of our Common Stock. They could also deter potential acquirers of our company, thereby reducing the likelihood that you could receive a premium for your Common Stock in an acquisition.

Cautionary Note Regarding Forward-Looking Statements

This prospectus and the documents incorporated by reference into this prospectus contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Such forward-looking statements concern our anticipated results and progress of our operations in future periods, planned exploration and, if warranted, development of our properties, plans related to our business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. All statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “expect,” “estimate,” “may,” “will,” “could,” “leading,” “intend,” “contemplate,” “shall” and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. The section in this Prospectus entitled “Risk Factors” and the sections in our periodic reports, including our Annual Report on Form 10-K for the fiscal year ended June 30, 2024 (the “2024 Form 10-K”) entitled “Business,” and in the 2024 Form 10-K and our Quarterly Reports on Form 10-Q for the quarterly periods ended September 30, 2024, December 31, 2024 and March 31, 2025 entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as other sections in this prospectus and the documents or reports incorporated by reference into this prospectus, discuss some of the factors that could contribute to these differences. Forward-looking statements in this prospectus and the documents incorporated by reference herein include, but are not limited to, statements with respect to:

-	our limited operating history and experience in developing and manufacturing drugs;

-	none of our products are approved for commercial sale;

-	our substantial capital needs;

-	product development risks;

-	our lack of sales and marketing personnel;

-	regulatory, competitive and contractual risks;

-	no assurance that our product candidates will obtain regulatory approval or that the results of clinical studies will be favorable;

-	risks related to our intellectual property rights;

-	the volatility of the market price and trading volume in our Common Stock;

-	the risk that our Common Stock will be delisted from Nasdaq;

-	the absence of liquidity in our Common Stock;

-	the risk of substantial dilution from future issuances of our equity securities; and

-	the other risks set forth herein and in the documents incorporated by reference herein under the caption “Risk Factors.”

The foregoing does not represent an exhaustive list of matters that may be covered by the forward-looking statements contained herein or risk factors that we are faced with. The factors set forth above under “Risk Factors” and other cautionary statements made in this prospectus should be read and understood as being applicable to all related forward-looking statements wherever they appear in this prospectus. The forward-looking statements contained in this prospectus represent our judgment as of the date of this prospectus. We caution readers not to place undue reliance on such statements. You should read this prospectus and the documents that we have filed as exhibits to this prospectus and incorporated by reference herein completely and with the understanding that our actual future results may be materially different from the plans, intentions and expectations disclosed in the forward-looking statements we make. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained above and throughout this prospectus.

Use of Proceeds

We estimate that the net proceeds from this offering will be approximately $13.5 million, or approximately $15.6 million if the underwriters exercise their over-allotment option in full, based on an assumed public offering price of $10.30 per Unit, which was the closing price of shares of our Common Stock on Nasdaq on June 26, 2025, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, assuming no sale of the Pre-funded Units.

We intend to use the net proceeds from this offering for working capital and general corporate purposes. This may include, but is not limited to, capital expenditures, research and development expenditures and acquisitions of new technologies or businesses.

A $1.00 increase (decrease) in the assumed public offering price of $10.30 per Unit, which was the closing price of our common stock on Nasdaq on June 26, 2025, would increase (decrease) the net proceeds from this offering by approximately $1.4 million, assuming that the number of Units offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 50,000 Units in the number of Units offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the net proceeds from this offering by approximately $0.48 million, assuming no change in the assumed public offering price per Unit and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Although we have identified some potential uses of the net proceeds to be received from this offering, we cannot specify these uses with certainty. The allocations of the proceeds of this offering presented above constitute the current estimates of our management and are based on our current plans, assumptions made with respect to the industry in which we currently or, in the future, expect to operate, general economic conditions and our future revenue and expenditure estimates. Our management will have broad discretion in the application of the net proceeds from this offering and could use them for purposes other than those contemplated at the time of this offering. Our stockholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. Moreover, our management may use the net proceeds for corporate purposes that may not positively impact our results of operations or increase the market value of our securities.

Dividend Policy

We have never declared or paid dividends on our Common Stock and we do not anticipate paying any cash dividends on our Common Stock in the foreseeable future. Payment of cash dividends, if any, in the future will be at the discretion of our board of directors and will depend on applicable law and then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2025 as follows:

•	on an actual basis; and

•	on an as adjusted basis to reflect the issuance by us in this offering of 1,456,310 Units at an assumed public offering price of $10.30 per Unit (the last reported sale price of our Common Stock on Nasdaq on June 26, 2025) after deducting estimated offering expenses.

You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as our financial statements and related notes and the other financial information appearing in our Annual Report on Form 10-K for the fiscal year ended June 30, 2024 and our Quarterly Reports on Form 10-Q for the quarters ended September 30, 2024, December 31, 2024 and March 31, 2025, which are incorporated by reference in this prospectus.

(in thousands, except share and per share amounts)	Actual	As adjusted
Cash and cash equivalents	$23,152,014	36,652,014
Total liabilities	2,842,270	2,842,270
Preferred stock; $0.001 par value; 10,000,000 shares authorized; 0 shares issued and outstanding	-	-
Common stock, $0.0001 par value; 800,000,000 shares authorized at March 31, 2025; 1,854,574 shares issued of which 1,851,738 shares are outstanding at March 31, 2025	7,463	8,724
Additional paid-in capital	370,465,616	383,964,355
Accumulated deficit	(348,655,105)	(348,655,105)
Treasury stock	(29)	(29)
Total stockholders’ equity	$21,817,945	35,317,945
Total capitalization	$24,660,215	38,160,215

The as adjusted information discussed above is illustrative only and will be based on the actual public offering price and other terms of this offering determined at pricing. The number of shares of our Common Stock to be outstanding after this offering is based on 1,851,738 shares of our Common Stock outstanding as of March 31, 2025, and excludes:

•	88,713 shares of our Common Stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $294.70 per share;

•	960,056 shares of our Common Stock issuable upon the exercise of outstanding warrants at a weighted average exercise price of $35.00 per share; and

•	11,054 shares of our Common Stock issuable upon vesting of restricted stock units issued under our equity incentive plan.

Dilution

If you invest in shares of our Common Stock in this offering, your interest will be diluted to the extent of the difference between the assumed public offering price per share of Common Stock and the net tangible book value per share of Common Stock immediately after this offering.

The net tangible book value of our Common Stock as of March 31, 2025 was approximately $21.2 million, or approximately $11.46 per share. The net tangible book value per share of our Common Stock represents our total tangible assets (total assets less intangible assets) less total liabilities divided by the number of shares of Common Stock outstanding as of that date.

After giving effect to the issuance by us in this offering of 1,456,310 Units at an assumed public offering price of $10.30 per Unit (the last reported sale price of our Common Stock on Nasdaq on June 26, 2025) after deducting estimated underwriting discounts and commissions and estimated offering expenses, our as adjusted net tangible book value as of March 31, 2025 would have been approximately $34.7 million, or approximately $10.50 per share. This represents an immediate decrease in net tangible book value of approximately $0.97 per share to our existing stockholders, and an immediate dilution in as adjusted net tangible book value of approximately $(0.20) per share to new investors purchasing Units in this offering. Dilution per share to new investors is determined by subtracting as adjusted net tangible book value per share as of March 31, 2025 after giving effect to this offering from the public offering price per Unit paid by new investors.

The following table illustrates this per share dilution:

Assumed public offering price per Unit		$10.30
Historical net tangible book value per share as of March 31, 2025	$11.46
Decrease in as adjusted net tangible book value per share after this offering	$(0.97)
As adjusted net tangible book value per share as of March 31, 2025 after giving effect to this offering		$10.50
Dilution per share to new investors in this offering		$(0.20)

A $1.00 increase in the assumed public offering price of $10.30 per Unit, which was the closing price of our common stock on Nasdaq on June 26, 2025, would increase our as adjusted net tangible book value after this offering to approximately $10.92 per share and would increase the dilution to new investors purchasing Units in this offering to approximately $0.38 per share, assuming that the number of Units offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses. A $1.00 decrease in the assumed public offering price of $10.30 per Unit, which was the closing price of our common stock on Nasdaq on June 26, 2025, would decrease our as adjusted net tangible book value after this offering to approximately $10.02 per share and would decrease the dilution to new investors purchasing Units in this offering to approximately $(0.72) per share, assuming that the number of Units offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses.

If the underwriters exercise their overallotment option in full, the as adjusted net tangible book value as of March 31, 2025, after giving effect to this offering, would have been approximately $37.0 million, or approximately $10.48 per share. This represents a decrease in net tangible book value of approximately $0.98 per share to our existing stockholders and dilution in as adjusted net tangible book value of approximately $(0.18) per share to new investors purchasing Units in this offering.

The number of shares of our Common Stock to be outstanding after this offering is based on 1,851,738 shares of our Common Stock outstanding as of March 31, 2025, and excludes:

•	88,713 shares of our Common Stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $294.70 per share;

•	960,056 shares of our Common Stock issuable upon the exercise of outstanding warrants at a weighted average exercise price of $35.00 per share; and

•	11,054 shares of our Common Stock issuable upon vesting of restricted stock units issued under our equity incentive plan.

To the extent that outstanding exercisable options or warrants are exercised, you may experience further dilution.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital by issuing equity securities or convertible debt, your ownership will be further diluted.

Principal Stockholders

Based solely upon information made available to us, the following table sets forth information as of June 30, 2025 regarding the beneficial ownership of our Common Stock by:

•	each person known by us to be the beneficial owner of more than 5% of our outstanding shares of Common Stock;

•	each of our named executive officers and directors; and

•	all our executive officers and directors as a group.

The percentage ownership information shown in the table is based upon 1,860,086 shares of Common Stock outstanding as of June 30, 2025.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as otherwise indicated, each person or entity named in the table has sole voting and investment power with respect to all shares of our capital shown as beneficially owned, subject to applicable community property laws.

In computing the number and percentage of shares beneficially owned by a person as of a particular date, shares that may be acquired by such person (for example, upon the exercise of options or warrants) within 60 days of such date are counted as outstanding, while these shares are not counted as outstanding for computing the percentage ownership of any other person.

The address of each holder listed below, except as otherwise indicated, is c/o BioVie Inc., 680 W Nye Lane, Suite 201, Carson City, Nevada 89703.

Name and Address of Beneficial Owner	Number of Shares	Percentage
James Lang (1)	9,269	*
Sigmund Rogich (2)	6,297	*
Michael Sherman (3)	9,315	*
Cuong Do (4)	19,670	1.0%
Joanne Wendy Kim (5)	3,225	*
Joseph Palumbo (6)	3,158	*
Affiliate – Acuitas Group Holdings (7)	305,041	15.8%
All directors and executive officers as a group (6 persons)	50,934	2.7%

*	Less than 1%

(1)	Includes 8,580 options to purchase shares of Common Stock, all of which are exercisable within 60 days of June 30, 2025.

(2)	Includes options to purchase 3,309 shares of Common Stock , all of which are exercisable within 60 days of June 30, 2025.

(3)	Includes options to purchase 9,107 shares of Common Stock, which are exercisable within 60 days of June 30, 2025. 134 shares of Common Stock held of record by Sherman Children’s Trust Brian Krisber, Trustee. All shares of Common Stock, warrants and options are deemed to be beneficially owned or controlled by Michael Sherman.

(4)	Includes warrants to purchase 50 shares of Common Stock, options to purchase 13,915 shares of Common Stock and 692 RSUs, all of which are exercisable within 60 days of June 30, 2025 and 4,792 shares of Common Stock are held of record by Do & Rickles Investments, LLC, a limited liability company 100% owned by Cuong Do and his wife, as such, Mr. Do may be deemed to beneficially own or control.

(5)	Includes options to purchase shares 2,384 of Common Stock, all of which are exercisable within 60 days of June 30, 2025.

(6)	Includes options to purchase 2,065 shares of Common Stock, all of which are exercisable within 60 days of June 30, 2025.

(7)	Includes warrants to purchase 72,728 shares of Common Stock, and options to purchase 650 shares of Common Stock, all of which are exercisable within 60 days of June 30, 2025. All shares held of record by Acuitas Group Holdings, LLC, a limited liability company 100% owned by Terren Peizer, and as which Mr. Peizer may be deemed to beneficially own or control. Mr. Peizer disclaims beneficial of any such securities.

Description of Securities

The following description is a summary of some of the terms of our securities, our organizational documents and Nevada law. The descriptions in this prospectus of our securities and our organizational documents do not purport to be complete and are subject to, and qualified in their entirety by reference to, our organizational documents, copies of which have been filed as exhibits to this prospectus.

General

As of June 30, 2025, our authorized capital stock consists of 800,000,000 shares of Class A Common Stock, par value $0.0001 per share (the “Common Stock”), of which 1,862,922 were issued and 1,860,086 shares were outstanding; and 10,000,000 shares of preferred stock, par value $0.001 per share, none of which were issued and outstanding. The authorized and unissued shares of Common Stock and preferred stock are available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange on which our securities may be listed. Unless approval of our stockholders is so required, our board of directors will not seek stockholder approval for the issuance and sale of our Common Stock.

Common Stock

Each holder of Common Stock is entitled to one vote for each share of Common Stock held on all matters submitted to a vote of the stockholders, including the election of directors. Our Articles of Incorporation and Bylaws do not provide for cumulative voting rights. Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of our outstanding shares of Common Stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, holders of Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock. Holders of our Common Stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to the Common Stock. The rights, preferences and privileges of the holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future. All of our outstanding shares of Common Stock are fully paid and nonassessable.

Our Common Stock is listed on Nasdaq under the symbol “BIVI.” The transfer agent and registrar for our Common Stock is West Coast Stock Transfer, Inc., Encinitas, California.

Pre-funded Warrants

The following summary of certain terms and provisions of the Pre-funded Warrants that are being offered hereby is not complete and is subject to, and qualified in its entirety by, the provisions of the Pre-funded Warrant, the form of which will be filed as an exhibit to the registration statement of which this prospectus form a part. Prospective investors should carefully review the terms and provisions of the form of Pre-funded Warrant for a complete description of the terms and conditions of the Pre-funded Warrants.

Term

The Pre-funded Warrants will not expire until they are fully exercised.

Exercisability

The Pre-funded Warrants are exercisable at any time until they are fully exercised. The Pre-funded Warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and payment of the exercise price. No fractional shares of our Common Stock will be issued in connection with the exercise of a Pre-funded Warrant. The holder of the Pre-funded Warrant may also satisfy its obligation to pay the exercise price through a “cashless exercise,” in which the holder receives the net value of the Pre-funded Warrants in shares of our Common Stock determined according to the formula set forth in the Pre-funded Warrant.

Exercise Limitations

Under the terms of the Pre-funded Warrants, the Company may not effect the exercise of any such warrant, and a holder will not be entitled to exercise any portion of any such warrant, if, upon giving effect to such exercise, the aggregate number of shares of our Common Stock beneficially owned by the holder (together with its affiliates, any other persons acting as a group together with the holder or any of the holder’s affiliates, and any other persons whose beneficial ownership of our Common Stock would or could be aggregated with the holder’s for purposes of Section 13(d) or Section 16 of the Exchange Act) would exceed 4.99% of the number of shares of our Common Stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of such warrant, which percentage may be increased or decreased at the holder’s election upon 61 days’ notice to the Company subject to the terms of such warrants, provided that such percentage may in no event exceed 9.99%.

Exercise Price

The exercise price of our shares of our Common Stock purchasable upon the exercise of the Pre-funded Warrants is $0.0001 per share. The exercise price of the Pre-funded Warrants and the number of shares of our Common Stock issuable upon exercise of the Pre-funded Warrants is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our shares of Common Stock, as well as upon any distribution of assets, including cash, stock or other property, to our stockholders.

Transferability

Subject to applicable laws, the Pre-funded Warrants may be offered for sale, sold, transferred or assigned without our consent.

Exchange Listing

We do not intend to list the Pre-funded Warrants on Nasdaq, any other national securities exchange or any other nationally recognized trading system.

Fundamental Transactions

Upon the consummation of a fundamental transaction (as described in the Pre-funded Warrants, and generally including any reorganization, recapitalization or reclassification of our shares of Common Stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding shares of Common Stock, or any person or group becoming the beneficial owner of 50% of the voting power of our outstanding shares of Common Stock), the holders of the Pre-funded Warrants will be entitled to receive, upon exercise of the Pre-funded Warrants, the kind and amount of securities, cash or other property that such holders would have received had they exercised the Pre-funded Warrants immediately prior to such fundamental transaction, without regard to any limitations on exercise contained in the Pre-funded Warrants. Notwithstanding the foregoing, in the event of a fundamental transaction where the consideration consists solely of cash, solely of marketable securities or a combination of cash and marketable securities, then each Pre-funded Warrants shall automatically be deemed to be exercised in full in a cashless exercise effective immediately prior to and contingent upon the consummation of such fundamental transaction.

No Rights as a Stockholder

Except by virtue of such holder’s ownership of shares of Common Stock, the holder of a Pre-funded Warrant does not have the rights or privileges of a holder of our shares of Common Stock, including any voting rights, until such holder exercises the Pre-funded Warrant.

Warrants

The following summary of certain terms and provisions of Warrants that are being offered hereby is not complete and is subject to, and qualified in its entirety by, the provisions of the Warrants, the form of which will be filed as an exhibit to the registration statement of which this prospectus form a part. Prospective investors should carefully review the terms and provisions of the form of Warrant for a complete description of the terms and conditions of the Warrants.

Term

The Warrants will be immediately exercisable and will expire on the fifth (5th) anniversary of the original issuance date. The exercise price and number of shares of Common Stock issuable upon exercise is subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our Common Stock and the exercise price. The Warrants will be issued separately from the shares of Common Stock and Pre-funded Warrants and may be transferred separately immediately thereafter.

Exercisability

The Warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares of our Common Stock purchased upon such exercise (except in the case of a cashless exercise as discussed below). A holder (together with its affiliates) may not exercise any portion of any Warrant to the extent that the holder would own more than 4.99% of the outstanding Common Stock immediately after exercise, except that upon at least 61 days’ prior notice from the holder to us, the holder may increase the amount of ownership of outstanding Common Stock after exercising the holder’s Warrants up to 9.99% of the number of shares of our Common Stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Warrants. No fractional shares of our Common Stock will be issued in connection with the exercise of a Warrant. In lieu of fractional shares, we will round up to the next whole share.

Cashless Exercise

If, at the time a holder exercises its Warrants, a registration statement registering the issuance of the shares of our Common Stock underlying the Warrants under the Securities Act is not then effective or available and an exemption from registration under the Securities Act is not available for the issuance of such shares, then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of shares of our Common Stock determined according to a formula set forth in the Warrants.

Exercise Price

Each Warrant offered hereby will have an initial exercise price per share equal to $      .

Warrant Agent

Pursuant to a warrant agent agreement between us and West Coast Stock Transfer, Inc., as warrant agent, the Warrants will be issued in book-entry form and shall initially be represented only by one or more global warrants deposited with the warrant agent, as custodian on behalf of The Depository Trust Company (“DTC”), and registered in the name of Cede & Co., a nominee of DTC, or as otherwise directed by DTC.

Transferability

Subject to applicable laws, a Warrant may be transferred at the option of the holder upon surrender of the Common Warrant to us together with the appropriate instruments of transfer.

Exchange Listing

There is no established trading market for the Warrants. We intend to apply to list the Warrants on Nasdaq under the symbol “BIVIW”. We cannot guarantee that the Warrants will be approved for listing on Nasdaq. The warrant agent will be West Coast Stock Transfer, Inc., Encinitas, California.

No Rights as a Stockholder

Except as otherwise provided in the Warrants or by virtue of such holder’s ownership of shares of our Common Stock, the holders of the Warrants do not have the rights or privileges of holders of our Common Stock, including any voting rights, until they exercise their Warrants.

Anti-Takeover Effects of Nevada Law

Business Combinations

The “business combination” provisions of Sections 78.411 to 78.444, inclusive, of the Nevada Revised Statutes (“NRS”) generally prohibit a Nevada corporation with at least 200 stockholders from engaging in various “combination” transactions with any interested stockholder for a period of two years after the date of the transaction in which the person became an interested stockholder, unless the transaction is approved by the board of directors prior to the date the interested stockholder obtained such status or the combination is approved by the board of directors and thereafter is approved at a meeting of the stockholders by the affirmative vote of stockholders representing at least 60% of the outstanding voting power held by disinterested stockholders, such prohibition extends beyond the expiration of the two-year period, unless:

•	the combination was approved by the board of directors prior to the person becoming an interested stockholder or the transaction by which the person first became an interested stockholder was approved by the board of directors before the person became an interested stockholder or the combination is later approved by a majority of the voting power held by disinterested stockholders; or

•	the combination meets specified statutory requirements.

A “combination” is generally defined to include mergers or consolidations or any sale, lease exchange, mortgage, pledge, transfer, or other disposition, in one transaction or a series of transactions, with an “interested stockholder” having: (a) an aggregate market value equal to 5% or more of the aggregate market value of the assets of the corporation, (b) an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the corporation, (c) 10% or more of the earning power or net income of the corporation, and (d) certain other transactions with an interested stockholder or an affiliate or associate of an interested stockholder.

In general, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within two years, did own) 10% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire our Company even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Control Share Acquisitions

The “control share” provisions of Sections 78.378 to 78.3793, inclusive, of the NRS apply to “issuing corporations” that are Nevada corporations with at least 200 stockholders, including at least 100 stockholders of record who are Nevada residents, and that conduct business directly or indirectly in Nevada. The control share statute prohibits an acquirer, under certain circumstances, from voting its shares of a target corporation’s stock after crossing certain ownership threshold percentages, unless the acquirer obtains approval of the target corporation’s disinterested stockholders. The statute specifies three thresholds: one-fifth or more but less than one-third, one-third but less than a majority, and a majority or more, of the outstanding voting power. Generally, once an acquirer crosses one of the above thresholds, those shares in an offer or acquisition and acquired within 90 days thereof become “control shares” and such control shares are deprived of the right to vote until disinterested stockholders restore the right. These provisions also provide that if control shares are accorded full voting rights and the acquiring person has acquired a majority or more of all voting power, all other stockholders who do not vote in favor of authorizing voting rights to the control shares are entitled to demand payment for the fair value of their shares in accordance with statutory procedures established for dissenters’ rights.

A corporation may elect to not be governed by, or “opt out” of, the control share provisions by making an election in its articles of incorporation or bylaws, provided that the opt-out election must be in place on the 10th day following the date an acquiring person has acquired a controlling interest, that is, crossing any of the three thresholds described above. We have not opted out of the control share statutes, and will be subject to these statutes if we are an “issuing corporation” as defined in such statutes.

The effect of the Nevada control share statutes is that the acquiring person, and those acting in association with the acquiring person, will obtain only such voting rights in the control shares as are conferred by a resolution of the stockholders at an annual or special meeting. The Nevada control share law, if applicable, could have the effect of discouraging takeovers of our Company.

Anti-Takeover Effects of Our Articles of Incorporation and Bylaws

Our Articles of Incorporation and Bylaws contain certain provisions that may have anti-takeover effects, making it more difficult for or preventing a third party from acquiring control of us or changing our board of directors and management. According to our Articles of Incorporation and Bylaws, neither the holders of our Common Stock nor the holders of any preferred stock we may issue in the future have cumulative voting rights in the election of our directors. The combination of the present ownership by a few stockholders of a significant portion of our issued and outstanding Common Stock and lack of cumulative voting makes it more difficult for other stockholders to replace our board of directors or for a third party to obtain control of us by replacing our board of directors.

Underwriting

We have entered into an underwriting agreement dated               , 2025 with ThinkEquity LLC, as the representative of the underwriters (the “Representative”), with respect to the securities sold in this offering. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters named below, and the underwriters have agreed, severally and not jointly, to purchase from us the securities set forth opposite the underwriter’s name in the following table at the public offering price less the underwriting discounts set forth in the cover page of this prospectus:

Underwriter	Number of Units	Number of Pre-funded Units
ThinkEquity LLC
Total

The underwriters have committed to purchase all of the securities offered by us other than those covered by the over-allotment option described below, if they purchase any securities. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriters’ obligations are subject to customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.

The underwriters are offering the securities, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions contained in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

Over-Allotment Option

We have granted a 45-day option to the underwriters to purchase up to 218,447 additional shares of Common Stock and/or up to 218,447 additional Pre-funded Warrants and/or up to 218,447 additional Warrants, or any combination thereof, solely to cover over-allotments, if any. The underwriters may exercise this option one or more times in whole or in part for 45 days from the closing of this offering. If any of these additional securities are purchased, the underwriters will offer the additional securities on the same terms as those on which the Units and Pre-funded Units are being offered.

The over-allotment option purchase price to be paid per additional share of Common Stock or Pre-funded Warrant by the underwriters shall be equal to the public offering price of one Unit or one Pre-funded Unit, respectively, less $0.1 allocated to the Warrants and less the underwriting discount, and the purchase price to be paid per additional Warrant shall be equal to $0.1, less the underwriting discount.

Underwriting Discount, Commissions and Expenses

Pursuant to the underwriting agreement, we will pay the underwriters, concurrently with the closing of this offering, a underwriting fee equal to 7% of the aggregate purchase price paid by each purchaser of securities that are placed in this offering (other than certain purchasers of Securities in this offering that are set forth on a schedule to the underwriting agreement (the “Excluded Purchasers”), which fee will be equal to 3% of the aggregate purchase price paid by each Excluded Purchaser). We have also agreed to pay a non-accountable expense allowance to the Representative equal to 1% of the gross proceeds received in this offering from purchasers other than the Excluded Purchasers.

The underwriters propose initially to offer the Units and/or Pre-funded Units to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $           per Unit and $           per Pre-funded Unit. If all of the Units and/or Pre-funded Units offered by us are not sold at the public offering price, the underwriters may change the public offering price and other selling terms by means of a supplement to this prospectus.

The following table shows the public offering price, underwriting discounts and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Unit	Per Pre-funded Unit	Total Assuming No Exercise of Over- Allotment Option	Total Assuming Full Exercise of Over- Allotment Option
Public offering price	$	$	$	$
Underwriting discounts and commissions (7.0%)	$	$	$	$
Proceeds, before expense, to us	$	$	$	$

In addition, we will also pay the Representative (a) all filing fees and communication expenses relating to the securities to be sold in this offering with the SEC; (b) all filing fees and expenses associated with the review of this offering by FINRA; (c) all fees and expenses relating to the listing of the securities on the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the NYSE or the NYSE American and on such other stock exchanges as the Company and the underwriters together determine, including any fees charged by The Depository Trust Company (DTC) for new securities; (d) all fees, expenses and disbursements relating to the registration or qualification of such Shares under the “blue sky” securities laws of such states and other jurisdictions as the underwriters may reasonably designate; (e) all fees, expenses and disbursements relating to the registration, qualification or exemption of such Securities under the securities laws of such foreign jurisdictions as the Representative may reasonably designate; (f) the costs of all mailing and printing of the offering documents; (g) the costs of preparing, printing and delivering certificates representing the Offered Shares; (h) fees and expenses of the transfer agent for the securities; (i) stock transfer and/or stamp taxes, if any, payable upon the transfer of securities from the Company to the Representative; (j) the fees and expenses of the Company’s accountants; (k) the fees and expenses of the Company’s legal counsel and other agents and representatives; (l) the fees and expenses of the underwriters’ legal counsel not to exceed $75,000; (m) the $15,000 cost associated with the use of Ipreo’s book building, prospectus tracking and compliance software for this offering; and (n) up to $7,500 of the Representative’s market making and trading, and clearing firm settlement expenses for this offering. Such reimbursement shall be paid at each closing (to the extent not paid at a prior closing) from the gross proceeds of the Securities.

The Representative may also ask other FINRA member broker-dealers that are registered with the SEC to participate as soliciting dealers for this offering.

We have paid an expense deposit of $50,000 to the Representative, which will be applied against the out-of-pocket accountable expenses that will be paid by us to the underwriters in connection with this offering and will be reimbursed to us to the extent not actually incurred in compliance with FINRA Rule 5110(g)(4)(A).

Our total estimated expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions and excluding the non-accountable expense allowance, are approximately $450,000.

Representative’s Warrants

Upon closing of this offering, we have agreed to issue the Representative warrants (“Representative’s Warrants”) to purchase up to 5% of the aggregate number of Units and Pre-funded Units sold. The Representative’s Warrants will be exercisable at an exercise price of $12.875 (representing 125% of the assumed public offering price of $10.30 per Unit, the last reported sale price of our Common Stock as reported on Nasdaq on June 26, 2025). The Representative’s Warrants are immediately exercisable and will expire on the four- and one-half year anniversary of the date that is 180 days from the commencement of sales of the securities issued in this offering.

The Representative’s Warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(e)(1)(A) of FINRA. The Representative (or permitted assignees under Rule 5110(e)(2)) will not sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days following the commencement of sales of the securities issued in this offering. In addition, the Representative’s Warrants provide for registration rights upon request, in certain cases. The sole demand registration right provided will not be greater than five years from the commencement of sales of the securities issued in this offering in compliance with FINRA Rule 5110(g)(8)(C). The piggyback registration rights provided will not be greater than seven years from the commencement of sales of the securities issued in this offering in compliance with FINRA Rule 5110(g)(8)(D). We will bear all fees and expenses attendant to registering the securities issuable on exercise of the warrants other than underwriting commissions incurred and payable by the holders. The exercise price and number of shares issuable upon exercise of the Representative’s Warrants may be adjusted in certain circumstances including in the event of a stock dividend or our recapitalization, reorganization, merger or consolidation. However, the Representative’s Warrant exercise price or underlying shares will not be adjusted for issuances of shares of our Common Stock at a price below the warrant exercise price.

Lock-Up Agreements

We have agreed that, for a period of three months from the closing of the offering, we will not (a) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of our Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of our Company; (b) file or caused to be filed any registration statement with the SEC relating to the offering of any shares of capital stock of our Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of our Company; (c) complete any offering of debt securities of our Company, other than entering into a line of credit with a traditional bank or (d) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital stock of our Company, whether any such transaction described in clause (a), (b), (c) or (d) above is to be settled by delivery of shares of capital stock of our Company or such other securities, in cash or otherwise, subject to certain exceptions.

Moreover, pursuant to “lock-up” agreements, our executive officers, directors and certain of our stockholders have agreed for a period of three months from the date of this prospectus, subject to customary exceptions, without the prior written consent of the Representative, not to, directly or indirectly (a) offer, sell, agree to offer or sell, solicit offers to purchase, grant any call option or purchase any put option with respect to, pledge, encumber, assign, borrow or otherwise dispose of any shares of Common Stock, any warrant or option to purchase such shares or any other of our securities or of any other entity that is convertible into, or exercisable or exchangeable for, shares of our Common Stock or any other of our equity securities (each a “Relevant Security” and collectively, “Relevant Securities”), in each case owned beneficially owned by them or otherwise publicly disclose the intention to do so, or (b) establish or increase any “put equivalent position” or liquidate or decrease any “call equivalent position” with respect to any Relevant Security (in each case within the meaning of Section 16 of the Exchange Act with respect to any Relevant Security or otherwise enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequence of ownership of a Relevant Security, whether or not such transaction is to be settled by the delivery of Relevant Securities, other securities, cash or other consideration, or otherwise publicly disclose the intention to do so.

Right of First Refusal

We have granted the Representative an irrevocable right of first refusal (the “Right of First Refusal”), for a period of 12 months after the closing of this offering, to act, except as set forth below, as sole investment banker, sole book-runner and/or sole placement agent, at the Representative’s sole discretion, for each and every future public and private equity offering that is not an “at-the-market” offering (an “ATM”) (an ATM executed through a broker dealer as sales agent), and sole investment banker, sole book-runner and/or sole placement agent, at the Representative’s sole discretion, for each and every future debt offering (such future public and private equity offering, a “Future Transaction”), including all equity linked financings, during such twelve (12) month period for the Company, or any successor to or any subsidiary of the Company, on reasonable and customary terms, provided a Future Transaction shall not be deemed to include, and no Right of First Refusal is granted to the Representative in connection with, any of the following: (a) any equity securities directly issued by the Company pursuant to acquisitions or strategic transactions, including as part of any grant funding from a third party, or (b) any offer or sale of equity securities by the Company directly to non-U.S. persons domiciled in the following jurisdictions: China, Korea, Latin America excluding Caribbean and the Cayman Islands) and Middle East, in each case, in a private placement not otherwise involving a public offering. The Representative may elect, in its sole and absolute discretion, not to exercise its Right of First Refusal with respect to any Future Transaction; provided that any such election by the Representative shall not adversely affect the Representative's Right of First Refusal with respect to any other Future Transaction during the twelve (12) month period agreed to above.

Discretionary Accounts

The underwriters do not intend to confirm sales of the Units and/or Pre-funded Units offered hereby to any accounts over which they have discretionary authority.

Electronic Distribution

This prospectus in electronic format may be made available on websites or through other online services maintained by one or more of the underwriters, or by their affiliates. Other than this prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of this prospectus, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Nasdaq Capital Market Listing

Our Common Stock is listed on Nasdaq under the symbol “BIVI”. We intend to apply to list the Warrants on Nasdaq under the symbol “BIVIW”. We cannot guarantee that the Warrants will be approved for listing on Nasdaq. We do not intend to list the Pre-funded Warrants on any securities exchange or nationally recognized trading system and do not expect a trading market to develop for the Pre-funded Warrants.

Stabilization

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate-covering transactions, penalty bids, and purchases to cover positions created by short sales.

●	Stabilizing transactions permit bids to purchase securities so long as the stabilizing bids do not exceed a specified maximum and are engaged in for the purpose of preventing or retarding a decline in the market price of the securities while the offering is in progress.

●	Over-allotment transactions involve sales by the underwriters of securities in excess of the number of securities the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of securities over-allotted by the underwriters is not greater than the number of securities that they may purchase in the over-allotment option. In a naked short position, the number of securities involved is greater than the number of securities in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing securities in the open market.

●	Syndicate covering transactions involves purchases of securities in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of securities to close out the short position, the underwriters will consider, among other things, the price of securities available for purchase in the open market as compared with the price at which they may purchase securities through exercise of the over-allotment option. If the underwriters sell more securities than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the securities in the open market that could adversely affect investors who purchase in the offering.

●	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the securities originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids may have the effect of raising or maintaining the market price of our securities or preventing or retarding a decline in the market price of our securities. As a result, the price of our securities in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our securities. These transactions may be affected on The Nasdaq Capital Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making

In connection with this offering, underwriters and selling group members may engage in passive market making transactions in our securities on The Nasdaq Capital Market in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the securities and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Other Relationships

From time to time, the underwriters and/or its affiliates may in the future provide, various investment banking and other financial services for us for which they may receive customary fees. In the course of their businesses, the placement and their affiliates may actively trade our securities or loans for their own account or for the accounts of customers, and, accordingly, the underwriters and their affiliates may at any time hold long or short positions in such securities or loans. Except for services provided in connection with this offering and described below, the underwriters have not provided any investment banking or other financial services to us during the 180-day period preceding the date of this offering circular.

Selling Restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

●	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

●	to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

●	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in the relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

The sellers of the securities have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of the sellers or the underwriters.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (the “SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (the “FINMA”), and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the “CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

Canada

The securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Israel

The securities offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (the “ISA”), nor have such securities been registered for sale in Israel. The securities may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with the offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

United Arab Emirates

Neither this document nor the securities have been approved, disapproved or passed on in any way by the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates, nor has the Company received authorization or licensing from the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates to market or sell the securities within the United Arab Emirates. This document does not constitute and may not be used for the purpose of an offer or invitation. No services relating to the securities, including the receipt of applications and/or the allotment or redemption of such securities, may be rendered within the United Arab Emirates by the Company.

No offer or invitation to subscribe for securities is valid or permitted in the Dubai International Financial Centre.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where our securities are subscribed or purchased under Section 275 by a relevant person which is a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities or securities-based derivatives contracts (each as defined in Section 2(1) of the SFA) of that corporation shall not be transferable for six months after that corporation has acquired our securities under Section 275 except: (a) to an institutional investor under Section 274 of the SFA or to a relevant person, (b) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA; (c) where no consideration is or will be given for the transfer; (d) where such transfer is by operation of law; or (e) as specified in Section 276(7) of the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that trust has acquired the securities under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, or (5) as specified in Section 276(7) of the SFA.

Hong Kong

Our securities may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to the securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer to the offeree under this prospectus.

Japan

The securities have not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended (the “FIEL”), pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in and in accordance with Article 2, paragraph 3 of the FIEL and the regulations promulgated thereunder). Accordingly, the securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors. Any Qualified Institutional Investor who acquires securities may not resell them to any person in Japan that is not a Qualified Institutional Investor, and acquisition by any such person of securities is conditional upon the execution of an agreement to that effect.

People’s Republic of China

The information in this document does not constitute a public offer of the securities, whether by way of sale or subscription, in the People’s Republic of China (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The securities may not be offered or sold directly or indirectly in the PRC to legal or natural persons other than directly to “qualified domestic institutional investors.”

Legal Matters

McGuireWoods LLP is acting as our counsel regarding securities law matters. The validity of the shares of Common Stock offered hereby will be passed upon for us by Fennemore Craig, P.C. Certain legal matters related to this offering will be passed upon for the underwriters by Sheppard, Mullin, Richter & Hampton LLP.

Experts

The balance sheets of BioVie Inc. as of June 30, 2024 and 2023, and the related statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows for each of the years then ended, have been audited by EisnerAmper LLP, independent registered public accounting firm, as stated in their report which is incorporated by reference, which report includes an explanatory paragraph about the existence of substantial doubt concerning the Company’s ability to continue as a going concern. Such financial statements have been incorporated by reference in reliance on the report of such firm given upon their authority as experts in accounting and auditing.

Where You Can Find More Information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the securities offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our securities, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement is this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

We are subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance with this law, file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available on the website of the SEC referred to above. We maintain a website at https://bioviepharma.com/. Information found on, or accessible through, our website is not a part of, and is not incorporated into, this prospectus, and you should not consider it part of this prospectus.

Incorporation of Documents by Reference

The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to another document that we have filed separately with the SEC. You should read the information incorporated by reference because it is an important part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus, while information that we file later with the SEC will automatically update and supersede the information in this prospectus. We incorporate by reference into this prospectus and the registration statement of which this prospectus is a part the information or documents listed below that we have filed with the SEC (Commission File No. 001-39015):

•	our Annual Report on Form 10-K for the year ended June 30, 2024, filed with the SEC on September 30, 2024;

•	our Quarterly Reports on Form 10-Q for the quarterly period ended September 30, 2024, filed with the SEC on November 13, 2024, the quarterly period ended December 31, 2024, filed with the SEC on February 11, 2025, and the quarterly period ended March 31, 2025, filed with the SEC on May 12, 2025;

•	our Definitive Proxy Statement on Form DEF 14A, filed with the SEC on September 27, 2024 and Definitive Additional Materials on Form DEFA14A filed with the SEC on October 22, 2024; and

•	our Current Reports on Form 8-K, filed with the SEC on July 30, 2024, August 1, 2024 (as subsequently amended on August 6, 2024), August 21, 2024, September 24, 2024 (as subsequently amended on September 24, 2024), September 25, 2024 (excluding Item 7.01 thereof), October 22, 2024 (with respect to Items 1.01 and 3.02 thereof only), October 22, 2024 (with respect to Item 8.01 thereof only), October 24, 2024 (with respect to Items 1.01 and 3.02 thereof only), October 24, 2024 (with respect to Item 8.01 thereof only), October 29, 2024 (with respect to Item 1.01 and Item 3.02 only), October 29, 2024 (with respect to Item 8.01 only), November 8, 2024, March 28, 2025, June 24, 2025 and June 27, 2025; and

•	the description of our Common Stock contained in our registration on Form 8-A (File No. 001-39015) filed with the SEC on August 25, 2020, including any amendment or report filed for the purpose of updating such description.

We also incorporate by reference any future filings (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items unless such Form 8-K expressly provides to the contrary) made with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, including those made after the date of the initial filing of the registration statement of which this prospectus is a part and prior to effectiveness of such registration statement, until we file a post-effective amendment that indicates the termination of this offering and will become a part of this prospectus from the date that such documents are filed with the SEC. Information in such future filings updates and supplements the information provided in this prospectus. Any statements in any such future filings will automatically be deemed to modify and supersede any information in any document we previously filed with the SEC that is incorporated or deemed to be incorporated herein by reference to the extent that statements in the later filed document modify or replace such earlier statements.

We will furnish without charge to each person, including any beneficial owner, to whom a prospectus is delivered, upon written or oral request, a copy of any or all of the documents incorporated by reference into this prospectus but not delivered with this prospectus, including exhibits that are specifically incorporated by reference into such documents. You should direct any requests for documents to BioVie Inc., Attention: Corporate Secretary, 680 W Nye Lane, Suite 201, Carson City, Nevada 89703. Our phone number is (775) 888-3162.

You may also access these documents, free of charge on the SEC’s website at www.sec.gov or on our website at https://bioviepharma.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider any information on, or that can be accessed from, our website as part of this prospectus or any accompanying prospectus supplement.

You should rely only on information contained in, or incorporated by reference into, this prospectus and any prospectus supplement. We have not authorized anyone to provide you with information different from that contained in this prospectus or incorporated by reference into this prospectus. We are not making offers to sell the securities in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

1,456,310 Units, Each Consisting of One Share of Class A Common Stock and One Warrant to Purchase One Share of Class A Common Stock

1,456,310 Pre-Funded Units, Each Consisting of One Pre-Funded Warrant to Purchase One Share of Class A Common Stock and One Warrant to Purchase One Share of Class A Common Stock

1,456,310 Shares of Class A Common Stock Underlying the Warrants

1,456,310 Shares of Class A Common Stock Underlying the Pre-Funded Warrants

BioVie Inc.

PRELIMINARY PROSPECTUS

ThinkEquity

            , 2025

Part II

Information not required in prospectus

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth various expenses being borne by the Company in connection with the sale and distribution of the securities being registered. All of the amounts shown are estimates except for the Securities and Exchange Commission Registration Fee.

SEC registration fee	$5,942
FINRA filing fee	$2,750
Accounting fees and expenses	$50,000
Legal fees and expenses	$375,000
Miscellaneous expenses	$16,308
Total expenses	$450,000

Discounts, concessions, commissions and similar selling expenses attributable to the sale of shares of Common Stock covered by this prospectus will be borne by the Selling Stockholders. We will pay all expenses (other than discounts, concessions, commissions and similar selling expenses) relating to the registration of the shares with the SEC, as estimated in the table above.

Item 14. Indemnification of Directors and Officers

We are a Nevada corporation and generally governed by the Nevada Private Corporations Code, Title 78 of NRS.

Section 78.138 of the NRS provides that, unless the corporation’s articles of incorporation provide otherwise, a director or officer will not be individually liable as a result of any act or failure to act unless it is proven that (i) the director’s or officer’s acts or omissions constituted a breach of his or her fiduciary duties, and (ii) such breach involved intentional misconduct, fraud or a knowing violation of the law.

Section 78.7502 of the NRS permits a Nevada corporation to indemnify its directors and officers against expenses, judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with a threatened, pending, or completed action, suit, or proceeding, except an action by or on behalf of the corporation, if the officer or director (i) is not liable pursuant to NRS 78.138, or (ii) acted in good faith and in a manner the officer or director reasonably believed to be in or not opposed to the best interests of the corporation and, if a criminal action or proceeding, had no reasonable cause to believe the conduct of the officer or director was unlawful. Section 78.7502 also provides that a corporation may not indemnify a director or officer under this section with respect to an action by or on behalf of the corporation if such person has been adjudged to be liable to the corporation or for amounts paid to the corporation in settlement of such claim unless and only to the extent the court determines in view of all circumstances of the case, the person is fairly and reasonably entitled to indemnification. Indemnification under NRS 78.7502 generally may be made by the corporation only if determined to be proper under the circumstances. Such determination must be made by the stockholders, directors not a party to the action, or legal counsel.

Section 78.751 of the NRS requires a corporation to indemnify its officers and directors if they have been successful on the merits or otherwise in defense of any claim, issue, or matter resulting from their service as a director or officer. Section 78.751 of the NRS allows a corporation to advance expenses as incurred upon receipt of an undertaking by or on behalf of the officer or director to repay the amount if it is ultimately determined by a court of competent jurisdiction that such officer or director is not entitled to be indemnified by the corporation if so provided in the corporation’s articles of incorporation, bylaws, or other agreement. Advancement of expenses as incurred may be required under corporation’s articles of incorporation or bylaws or by agreement. Section 78.751 of the NRS further permits the corporation to grant its directors and officers additional rights of indemnification under its articles of incorporation, bylaws or other agreement.

Section 78.752 of the NRS provides that a Nevada corporation may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another company, partnership, joint venture, trust or other enterprise, for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out of his status as such, whether or not the corporation has the authority to indemnify him against such liability and expenses.

Our Articles of Incorporation, as amended, and amended and restated bylaws implement the indemnification and insurance provisions permitted by Chapter 78 of the NRS by providing that:

•	We shall indemnify our directors and officers to the fullest extent permitted by the NRS against expense, liability and loss reasonably incurred or suffered by them in connection with their service as an officer or director; and

•	We may purchase and maintain insurance, or make other financial arrangements, on behalf of any person who holds or who has held a position as a director, officer, or representative against liability, cost, payment, or expense incurred by such person

Item 15. Recent Sales of Unregistered Securities

The Company has not sold any securities within the past three years which were not registered under the Securities Act except as set forth below. The registrant believes that, unless otherwise noted, all of the transactions described in Item 15 were exempt from registration under the Securities Act pursuant to Section 4(a)(2) of the Securities Act and/or Rule 506 of Regulation D promulgated thereunder.

Equity Transaction with Acuitas

On July 15, 2022, the Company entered into a securities purchase agreement (the “2022 Purchase Agreement”) with Acuitas Group Holdings, LLC (“Acuitas”), pursuant to which Acuitas agreed to purchase from the Company, in a private placement (the “2022 PIPE Transaction”), (i) an aggregate of 36,364 shares of the Company’s Common Stock at a price of $165.00 per share (the “PIPE Shares”), and (ii) a warrant to purchase 72,727 shares of Common Stock (the “PIPE Warrant Shares” and, together with the PIPE Shares, the “PIPE Securities”), at an exercise price of $182.00, with a term of exercise of five years. The warrant has a down round feature that reduces the exercise price if the Company sells stock for lower price.

Placement Agent I Warrants Issued in Connection with Offering on March 4, 2024

On March 4, 2024, the Company entered into the March 4, 2024 PAA with ThinkEquity LLC, as the placement agent, in connection with the issuance and sale directly to the March 4 Investor of up to 210,000 shares of Common Stock, at a public offering price to the March 4 Investors of $100.00 per share of Common Stock and/or pre-funded warrants to purchase shares of Common Stock at a public offering price to the March 24 Investors of $99.99 per pre-funded warrant, together with warrants to purchase up to 105,000 shares of Common Stock.

In connection to the March 4 Offering, the Company issued the Placement Agent I Warrants, exercisable to purchase 10,500 shares of Common Stock, representing 5% of the March 4 Securities purchased at the closing of the March 4 Offering, for an aggregate purchase price of $100.00, at an exercise price of $125.00 per share, which is equal to 125% of the March 4 Share Offering Price. The Placement Agent I Warrants are exercisable from 180 days following the date of issuance in accordance with Rule 5110(g)(8)(A) of FINRA and will expire five years following the date of issuance.

The holders of the Placement Agent I Warrants may exercise the Placement Agent I Warrants by making a cash payment equal to the exercise price multiplied by the quantity of shares. The holders of the Placement Agent I Warrants may also exercise the Placement Agent I Warrants on a cashless or “net issuance” basis by receiving a net number of shares calculated pursuant to the formula set forth in the Placement Agent I Warrants. The Placement Agent I Warrants are subject to anti-dilution adjustments for stock dividends, stock splits, and reverse stock splits. Pursuant to the terms of the Placement Agent I Warrants, the holders of the Placement Agent I Warrants are entitled to piggyback registration rights if the Company proposes to file a new registration statement under the Securities Act, subject to certain limitations.

Placement Agent II Warrants Issued in Connection with Offering on September 23, 2024

On September 23, 2024, the Company entered into the September 23, 2024 PAA with ThinkEquity LLC, as the placement agent, in connection with the issuance and sale directly to the September 23 Investors of up to 196,080 shares of Common Stock, at a public offering price to the September 23 Investors of $15.30 per share and/or pre-funded warrants to purchase shares of Common Stock, at a public offering price to the Investors of $15.30 per pre-funded warrant, together with warrants to purchase up to 196,080 shares of Common Stock.

In connection to the September 23 Offering, the Company issued the Placement Agent II Warrants, exercisable to purchase 9,804 shares of Common Stock, representing 5% of the September 23 Securities purchased at the closing of the September 23 Offering, for an aggregate purchase price of $100.00, at an exercise price of $19.125 per share, which is equal to 125% of the September 23 Share Offering Price. The Placement Agent II Warrants are exercisable from 180 days following the date of issuance in accordance with the 5110(g)(8)(A) of FINRA and will expire five years following the date of issuance.

The holders of the Placement Agent II Warrants may exercise the Placement Agent II Warrants by making a cash payment equal to the exercise price multiplied by the quantity of shares. The holders of the Placement Agent II Warrants may also exercise the Placement Agent II Warrants on a cashless or “net issuance” basis by receiving a net number of shares calculated pursuant to the formula set forth in the Placement Agent II Warrants. The Placement Agent II Warrants are subject to anti-dilution adjustments for stock dividends, stock splits, and reverse stock splits. Pursuant to the terms of the Placement Agent II Warrants, the holders of the Placement Agent II Warrants are entitled to piggyback registration rights if the Company proposes to file a new registration statement under the Securities Act, subject to certain limitations.

Private Placement I Warrants and Placement Agent III Warrants Issued in Connection with Offering on October 21, 2024

On October 21, 2024, the Company entered into the October 21, 2024 PAA with ThinkEquity LLC, as the placement agent, in connection with the issuance and sale directly to the October 21 Investors of up to 444,300 shares of the Common Stock, at a public offering price to the October 21 Investors of $15.00 per share.

In a concurrent private placement, pursuant to the October 21, 2024 PAA, to issue to the October 21 Investors the unregistered Private Placement I Warrants to purchase 444,300 shares of Common Stock, with each Private Placement I Warrant exercisable for one share of Common Stock at an exercise price of $13.70 per share. Each Private Placement I Warrant will be exercisable beginning six months from the date of issuance and will expire five years following the initial exercise date.

The holders of the Private Placement I Warrants may exercise the Private Placement I Warrants by making a cash payment equal to the exercise price multiplied by the quantity of shares. The holders of the Private Placement I Warrants may also exercise the Private Placement I Warrants on a cashless or “net issuance” basis by receiving a net number of shares calculated pursuant to the formula set forth in the Private Placement I Warrants. The Private Placement I Warrants are subject to anti-dilution adjustments for stock dividends, stock splits, and reverse stock splits. Pursuant to the terms of the Private Placement I Warrants, the Company has the obligation to file a registration statement on Form S-1 providing for the resale by the holders of the Private Placement I Warrants of the shares of Common Stock issued and issuable upon exercise of the Private Placement I Warrants.

In connection with the October 21 Offering, the Company issued the Placement Agent III Warrants, exercisable to purchase 22,215 shares of Common Stock, representing 5% of the October 21 Shares purchased at the closing of the October 21 Offering, for an aggregate purchase price of $100.00, at an exercise price of $18.75 per share, which is equal to 125% of the October 21 Share Offering Price.

The holders of the Placement Agent III Warrants may exercise the Placement Agent III Warrants by making a cash payment equal to the exercise price multiplied by the quantity of shares. The holders of the Placement Agent III Warrants may also exercise the Placement Agent III Warrants on a cashless or “net issuance” basis by receiving a net number of shares calculated pursuant to the formula set forth in the Placement Agent III Warrants. The Placement Agent III Warrants are subject to anti-dilution adjustments for stock dividends, stock splits, and reverse stock splits. Pursuant to the terms of the Placement Agent III Warrants, the holders of the Placement Agent III Warrants are entitled to piggyback registration rights if the Company proposes to file a new registration statement under the Securities Act, subject to certain limitations.

Private Placement II Warrants and Placement Agent IV Warrants Issued in Connection with Offering October 23, 2024

On October 23, 2024, the Company entered into the October 23, 2024 PAA with ThinkEquity LLC, as the placement agent, in connection with the issuance and sale directly to the October 23 Investors of up to 266,700 shares of the Common Stock, at a public offering price to the October 23 Investors of $22.50 per share.

In a concurrent private placement, pursuant to the October 23, 2024 PAA, the Company issued to the October 23 Investors unregistered Private Placement II Warrants to purchase 266,700 shares of Common Stock, with each Private Placement II Warrant exercisable for one share of Common Stock at an exercise price of $21.20 per share. Each Private Placement II Warrant will be exercisable beginning six months from the date of issuance and will expire five years following the initial exercise date.

The holders of the Private Placement II Warrants may exercise the Private Placement II Warrants by making a cash payment equal to the exercise price multiplied by the quantity of shares. The holders of the Private Placement II Warrants may also exercise the Private Placement II Warrants on a cashless or “net issuance” basis by receiving a net number of shares calculated pursuant to the formula set forth in the Private Placement II Warrants. The Private Placement II Warrants are subject to anti-dilution adjustments for stock dividends, stock splits, and reverse stock splits. Pursuant to the terms of the Private Placement II Warrants, the Company has the obligation to file a registration statement on Form S-1 providing for the resale by the holders of the Private Placement II Warrants of the shares of Common Stock issued and issuable upon exercise of the Private Placement II Warrants.

In connection with the October 23 Offering, the Company issued the Placement Agent IV Warrants, exercisable to purchase 13,335 shares of Common Stock, representing 5% of the October 23 Shares purchased at the closing of the October 23 Offering, for an aggregate purchase price of $100.00, at an exercise price of $28.125 per share, which is equal to 125% of the October 23 Share Offering Price.

The holders of the Placement Agent IV Warrants may exercise the Placement Agent IV Warrants by making a cash payment equal to the exercise price multiplied by the quantity of shares. The holders of the Placement Agent IV Warrants may also exercise the Placement Agent IV Warrants on a cashless or “net issuance” basis by receiving a net number of shares calculated pursuant to the formula set forth in the Placement Agent IV Warrants. The Placement Agent IV Warrants are subject to anti-dilution adjustments for stock dividends, stock splits, and reverse stock splits. Pursuant to the terms of the Placement Agent IV Warrants, the holders of the Placement Agent IV Warrants are entitled to piggyback registration rights if the Company proposes to file a new registration statement under the Securities Act, subject to certain limitations.

Placement Agent V Warrants Issued in Connection with Offering on October 28, 2024

On October 28, 2024, the Company entered into the October 28, 2024 PAA with ThinkEquity LLC, as the placement agent, in connection with the issuance and sale directly to various investors the October 28 Investors of up to 114,600 shares of the Common Stock, at a public offering price to the October 28 Investors of $28.30 per share.

In connection with the October 28 Offering, the Company issued the Placement Agent V Warrants, exercisable to purchase 5,730 shares of Common Stock, representing 5% of the October 28 Shares purchased at the closing of the October 28 Offering, for an aggregate purchase price of $100.00, at an exercise price of $35.375 per share, which is equal to 125% of the October 28 Share Offering Price.

The holders of the Placement Agent V Warrants may exercise the Placement Agent V Warrants by making a cash payment equal to the exercise price multiplied by the quantity of shares. The holders of the Placement Agent V Warrants may also exercise the Placement Agent V Warrants on a cashless or “net issuance” basis by receiving a net number of shares calculated pursuant to the formula set forth in the Placement Agent V Warrants. The Placement Agent V Warrants are subject to anti-dilution adjustments for stock dividends, stock splits, and reverse stock splits. Pursuant to the terms of the Placement Agent V Warrants, the holders of the Placement Agent V Warrants are entitled to piggyback registration rights if the Company proposes to file a new registration statement under the Securities Act, subject to certain limitations.

Item 16. Exhibits

A list of the exhibits filed with this registration statement on Form S-1 is set forth on the Exhibit Index and is incorporated herein by reference.

		Incorporated by Reference
Exhibit No.	Description	Form	File No.	Date Filed	Exhibit No.	Filed Herewith
1.1	Form of Underwriting Agreement					X
2.1	Agreement and Plan of Merger, dated April 11, 2016, among the Company, LAT Acquisition Corp and LAT Pharma, LLC	8-K	000-55292	April 15, 2016*	2.1
3.1	Articles of Incorporation of Company as filed with the Secretary of State of Nevada	S-1	333-190635	August 15, 2013	3.1
3.2	Certificate of Amendment to Articles of Incorporation	8-K	000-55292	July 22, 2016	3.1
3.3	Certificate of Amendment to Articles of Incorporation	Schedule 14C	000-55292	July 13, 2018	Appendix A
3.4	Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock	8-K	000-55292	July 3, 2018	3.1
3.5	Certificate of Amendment to Articles of Incorporation	S-1	333-231136	November 22, 2019	3.6
3.6	Amended and Restated Bylaws of Company, dated June 16, 2020	10-Q	001-39015	November 10, 2021	3.5
3.7	First Amendment to the Amended and Restated Bylaws of the Company, dated March 12, 2023	8-K	001-39015	March 13, 2023	3.1
3.8	Certificate of Change	8-K	001-39015	August 1, 2024	3.1
3.9	Termination of Amendment/Certificate	8-K/A	001-39015	August 6, 2024	3.1
3.10	Certificate of Amendment	8-K/A	001-39015	August 6, 2024	3.1

4.1	Specimen Certificate representing shares of Class A Common Stock	S-1	333-231136	April 26, 2019	4.1
4.2	Form of Warrant	8-K	001-39015	September 25, 2019	4.2
4.3	Form of 10% OID Convertible Delayed Draw Debenture	8-K	001-39015	September 25, 2019	4.1
4.4	Form of Common Stock Purchase Warrant	8-K/A	001-39015	July 18, 2022	4.1
4.5	Form of Warrant to Purchase Shares of Class A Common Stock of the Company	8-K	001-39015	December 1, 2021	10.3
4.6	Form of Pre-Funded Common Stock Purchase Warrant	8-K	001-39015	March 4, 2024	4.1
4.7	Form of Common Stock Purchase Warrant	8-K	001-39015	March 4, 2024	4.2
4.8	Form of Placement Agent’s Warrant Agreement	8-K	001-39015	March 4, 2024	4.3
4.9	Form of Pre-Funded Common Stock Purchase Warrant	8-K	001-39015	September 24, 2024	4.1
4.10	Form of Common Stock Purchase Warrant	8-K	001-39015	September 24, 2024	4.2
4.11	Form of Placement Agent’s Warrant Agreement	8-K	001-39015	September 24, 2024	4.3
4.12	Form of Common Stock Purchase Warrant	8-K	001-39015	October 22, 2024	4.1
4.13	Form of Placement Agent’s Warrant Agreement	8-K	001-39015	October 22, 2024	4.2
4.14	Form of Common Stock Purchase Warrant	8-K	001-39015	October 24, 2024	4.1
4.15	Form of Placement Agent’s Warrant Agreement	8-K	001-39015	October 24, 2024	4.2
4.16	Form of Placement Agent’s Warrant Agreement	8-K	001-39015	October 29, 2024	4.1
4.17	Form of Pre-Funded Common Stock Purchase Warrant					X
4.18	Form of Common Stock Purchase Warrant					X
4.19	Form of Representative’s Warrant Agreement (included as Exhibit A to Exhibit 1.1)					X
4.20	Form of Warrant Agent Agreement					X
5.1	Opinion of Fennemore Craig, P.C.					X
5.2	Opinion of McGuireWoods LLP					X
10.1	BioVie Inc. 2019 Omnibus Equity Incentive Plan	Schedule 14C	000-55292	May 8, 2019	Appendix D
10.2	Asset Purchase Agreement, dated April 27, 2021, among the Company, NeurMedix, Inc. and Acuitas Group Holdings, LLC	8-K	001-39015	April 27, 2021	2.1
10.3	Amendment No. 1 of the Asset Purchase Agreement, dated May 9, 2021, among the Company, NeurMedix, Inc. and Acuitas Group Holdings, LLC	8-K	001-39015	May 10, 2021	2.2
10.4	Amendment No. 2 to the Asset Purchase Agreement, dated January 13, 2023, among the Company, Acuitas Group Holdings, LLC and Acuitas Group Holdings, LLC	10-Q	001-39015	May 12, 2023	10.1
10.5	Employment Offer & Agreement, between Chris Reading and the Company, dated June 18, 2021	10-Q	001-39015	November 10, 2021	10.14

10.6	Employment Offer & Agreement, between Clarence Ahlem and the Company, dated June 18, 2021	10-Q	001-39015	November 10, 2021	10.15
10.7	Employment Offer & Agreement, between Joanne Wendy Kim and the Company, dated June 26, 2021	10-Q	001-39015	November 10, 2021	10.16
10.8	Employment Offer & Agreement, between Penelope Markham and the Company, dated September 7, 2021	10-Q	001-39015	November 10, 2021	10.17
10.9	Employment Offer & Agreement, between Joseph Palumbo and the Company, dated September 3, 2021	10-Q	001-39015	November 10, 2021	10.18
10.10	Loan and Security Agreement, dated November 30, 2021, among the Company, Avenue Venture Opportunities Fund II, L.P. and Avenue Venture Opportunities Fund, L.P.	8-K	001-39015	December 1, 2021	10.1
10.11	Supplement to Loan and Security Agreement, dated November 30, 2021, among the Company, Avenue Venture Opportunities Fund II, L.P. and Avenue Venture Opportunities Fund, L.P.	8-K	001-39015	December 1, 2021	10.2
10.12	Securities Purchase Agreement, dated July 15, 2022, by and between the Company and Acuitas Group Holdings, LLC	8-K/A	001-39015	July 18, 2022	10.1
10.13	Controlled Equity OfferingSM Sales Agreement, dated August 31, 2022, among the Company, Cantor Fitzgerald & Co. and B. Riley Securities, Inc.	8-K	001-39015	August 31, 2022	1.1
10.14	Amended and Restated Registration Rights Agreement, dated August 15, 2022, by and between BioVie Inc. and Acuitas Group Holdings, LLC	10-Q	001-39015	November 4, 2022	10.2
21.1	List of Subsidiaries					X
23.1	Consent of EisnerAmper LLP					X
23.2	Consent of Fennemore Craig, P.C. (included in Exhibit 5.1)					X
23.3	Consent of McGuireWoods LLP (included in Exhibit 5.2)					X
24.1	Power of Attorney (included on the signature page hereto)					X
107	Filing Fee Table					X

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

a.	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

b.	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§ 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Filing Fee Tables” or “Calculation of Registration Fee” table, as applicable, in the effective registration statement; and

c.	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (a)(1)(i), (ii), and (iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)) that are incorporated by reference in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

a.	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) (§ 230.424(b)(3) of this chapter) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

b.	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) (§ 230.424(b)(2), (b)(5), or (b)(7) of this chapter) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) (§ 230.415(a)(1)(i), (vii), or (x) of this chapter) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

a.	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§ 230.424 of this chapter);

b.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

c.	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

d.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)	That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)	That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(8)	That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Carson City, State of Nevada, on July 3, 2025.

BIOVIE INC.

By:	/s/ Cuong Do
Cuong Do
President and Chief Executive Officer
(Principal Executive Officer)

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Cuong Do and Joanne Wendy Kim, acting alone or together with another attorney-in-fact, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities, to sign any or all further amendments (including post-effective amendments) to this registration statement (and any additional registration statement related hereto permitted by Rule 462(b) promulgated under the Securities Act, (and all further amendments, including post-effective amendments, thereto)), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Cuong Do	President and Chief Executive Officer, Director	July 3, 2025
Cuong Do	(Principal Executive Officer)

/s/ Joanne Wendy Kim	Chief Financial Officer	July 3, 2025
Joanne Wendy Kim	(Principal Financial Officer and Principal Accounting Officer)

/s/ Jim Lang	Chairman of the Board of Directors	July 3, 2025
Jim Lang

/s/ Sigmund Rogich	Director	July 3, 2025
Sigmund Rogich

/s/ Michael Sherman	Director	July 3, 2025
Michael Sherman